                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-56239


PROSPECTUS SUPPLEMENT DATED SEPTEMBER 4, 2001
(TO PROSPECTUS DATED NOVEMBER 8, 2000)


                             LA PETITE ACADEMY, INC.
                                LPA HOLDING CORP.

                 $145,000,000 10% SERIES B SENIOR NOTES DUE 2008


         This Prospectus Supplement is intended to be read in conjunction with the Prospectus dated November 8, 2000 of La Petite Academy, Inc. and LPA Holding Corp. (collectively, the "Company"), which was prepared for use by J.P. Morgan Securities Inc. in connection with offers and sales related to market-making transactions in the above-referenced notes.

                         -------------------------------

         RECENT DEVELOPMENTS. Attached hereto as part of this Prospectus Supplement are the following documents filed by the Company:

         1. Current Report on Form 8-K dated September 4, 2001, which includes, among other things, certain preliminary financial results for the fiscal year ended June 30, 2001, and an announcement that the Company is in default under its credit agreement.

         2. Current Report on Form 8-K dated April 18, 2001, announcing the change in the Company's fiscal year end.

         3. Quarterly Report on Form 10-Q for the period ended April 7, 2001, which includes among other things, the unaudited consolidated financial statements of the Company for the 12 weeks and 40 weeks ended April 7, 2001.

         4. Quarterly Report on Form 10-Q for the period ended January 13, 2001, which includes among other things, the unaudited consolidated financial statements of the Company for the 12 weeks and 28 weeks ended January 13, 2001.

         5. Quarterly Report on Form 10-Q for the period ended October 21, 2000, which includes among other things, the unaudited consolidated financial statements of the Company for the 16 weeks ended October 21, 2000.


                         -------------------------------

             NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
           STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF
        THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR
       COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-K


                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                                SEPTEMBER 4, 2001
                Date of Report (Date of earliest event reported)


                                LPA HOLDING CORP.
             (Exact name of registrant as specified in its charter)

          DELAWARE                     333-56239-01               48-1144353
(State or Other Jurisdiction     (Commission File Number)     (I.R.S. Employer
      of Incorporation)                                      Identification No.)


                             LA PETITE ACADEMY, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                      333-56239                 43-1243221
(State or Other Jurisdiction     (Commission File Number)     (I.R.S. Employer
      of Incorporation)                                      Identification No.)


                        8717 WEST 110TH STREET, SUITE 300
                           OVERLAND PARK, KANSAS 66210
          (Address of principal executive offices, including Zip Code)


                                 (913) 345-1250
              (Registrant's telephone number, including area code)


                                      N.A.
         ---------------------------------------------------------------
          (Former name or former address, if changed since last report)


================================================================================

ITEM 5.  OTHER EVENTS

         LPA Holding Corp. ("Holding") and its wholly owned subsidiary, La Petite Academy, Inc. ("La Petite" and, together with Holding and its subsidiaries, the "Company"), based on preliminary unaudited financial information for the fourth fiscal quarter ended June 30, 2001, are in default under certain financial covenants contained in the Company's senior secured bank credit agreement (the "Credit Agreement"). The Company believes based on the preliminary unaudited financial information that the Company's revenue, EBITDA, and operating income were approximately $385 million, $32 million, and $17 million, respectively, for the fiscal year ended June 30, 2001. EBITDA is defined as net income before non-cash restructuring charges, extraordinary items, net interest costs, income taxes, depreciation and amortization. Based on the preliminary unaudited financial information, the Company is in default under its Credit Agreement as of June 30, 2001, for failure to maintain the minimum fixed charge coverage ratio, the maximum leverage ratio, and the minimum EBITDA. As of June 30, 2001, the Company had $37.3 million outstanding under the term loan facility, $13 million outstanding under the $25 million revolving credit facility, outstanding letters of credit of $8.7 million under the Credit Agreement and $3.2 million of remaining borrowing availability under the Credit Agreement. At present the Company has approximately $1 million of availability under its revolving credit facility. However, the agent bank under the Credit Agreement has notified the Company that an event of default exists thereunder and that no additional borrowings are permitted. Cash on hand is currently approximately $1 million. If such default under the Credit Agreement is not waived by the lenders thereunder, the lenders could declare all amounts outstanding under the Credit Agreement to be immediately due and payable.

         The Company is actively engaged in negotiations with its lenders to obtain a waiver under its financial covenants as of June 30, 2001 and to amend these financial covenants based on the Company's current operating conditions and projections to enable the Company to be in compliance under the Credit Agreement during the fiscal year ending June 29, 2002. Based on negotiation discussions to date with the agent bank under the Credit Agreement, the Company believes that it will be able to obtain the necessary waivers and amendments from the lenders under the Credit Agreement. However, there can be no assurance that the Company will be able to complete these negotiations with the lenders successfully, and the failure to do so would have a material adverse effect on the Company. Further, even if the Company is successful in obtaining a waiver and amendment under the Credit Agreement, there can be no assurance that the Company's cash flows from operations will be sufficient to meet its debt service and working capital requirements in the future.

         In addition, the Company has engaged the financial advisory firm of Chanin Capital Partners LLC to assist management in analyzing and formulating potential strategic alternatives related to a financial restructuring of the Company. The Company or its affiliates may restructure or refinance the Company's long-term indebtedness through an amendment or refinancing of the Credit Agreement, through a refinancing of all or a portion of the Company's $145 million principal amount of 10% Senior Notes due 2008 (the "Notes"), which could include an exchange offer, a tender offer for the Notes or open-market or privately-negotiated purchases of the Notes, through selling assets of the Company and using the proceeds to repay indebtedness, through selling additional equity of the Company, through seeking additional capital contributions from the existing equity holders of the Company or through a combination of any of these or other alternatives. There can be no assurance that a financial restructuring of the Company, if commenced, would be successfully completed.

                   This report contains forward-looking statements such as statements regarding the Company's intention and ability to obtain a waiver and amendment from the lenders under its Credit Agreement and the intention and ability of the Company and its affiliates to implement successfully a financial restructuring plan. The words "may," "believe," "estimate," "expect," "plan," "intend," "anticipate" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are based on the Company's current expectations and projections about future events, activities or developments and are subject to a number of risks, uncertainties and assumptions. Among the important risks, uncertainties and other important factors that could cause actual results to differ significantly from these expressed or implied by such forward-looking statements are general economic conditions; the results of the Company's refinancing strategy; fluctuations in demand for childcare services; the Company's ability to open and profitably operate academies; significant competition; restrictions contained in the Credit Agreement, the indenture relating to the Notes and the Company's other material agreements; as well as the other risk factors affecting the Company detailed in the Company's Post-Effective Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-56239) and in other documents filed by the Company with the Securities and Exchange Commission.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             LPA HOLDING CORP.
                                             (Registrant)


Dated:  September 4, 2001                    By: /s/ Jeffrey J. Fletcher
                                                --------------------------------
                                                 Name:  Jeffrey J. Fletcher
                                                 Title: Chief Financial Officer
                                                        and duly authorized
                                                        representative of
                                                        the registrant

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             LA PETITE ACADEMY, INC.
                                             (Registrant)


Dated:  September 4, 2001                   By: /s/ Jeffrey J. Fletcher
                                                --------------------------------
                                                 Name:  Jeffrey J. Fletcher
                                                 Title: Chief Financial Officer
                                                        and duly authorized
                                                        representative of the
                                                        registrant

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 8-K

                                 CURRENT REPORT


     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


        Date of Report (date of earliest event reported): April 18, 2001


                                LPA HOLDING CORP.
           -----------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                       SEE TABLE OF ADDITIONAL REGISTRANTS


      Delaware                         333-56239-01           48-1144353
--------------------------------------------------------------------------------
(State or other jurisdiction           (Commission          (IRS Employee
   of incorporation)                   File Number)       Identification No.)





8717 West 110th Street, Suite 300     Overland Park, Kansas          66210
--------------------------------------------------------------------------------
(Address of principal executive offices)                          (Zip Code)



        Registrant's telephone number, including area code: 913-345-1250

                             ADDITIONAL REGISTRANTS


                           Jurisdiction of     Commission       IRS Employer
Name                       Incorporation       File Number    Identification No.
----                       ---------------     -----------    ------------------

La Petite Academy, Inc.       Delaware          333-56239         43-1243221

LPA Services, Inc.            Delaware          333-56239-02      74-2849053

Bright Start, Inc.            Minnesota         333-56239-03      41-1694581

ITEM 8.

On April 18, 2001, LPA Holding Corp's Board of Directors and their Credit Agreement Agents approved a change in the Company's fiscal year end from the 52/53 period ending on the first Saturday in July to the 52/53 period ending on the Saturday closest to June 30. This change was made to align our business fiscal year with our tax fiscal year. A report on Form 10-K covering the transition period will be filed in accordance with the Securities and Exchange Commission filing requirements.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              LPA Holding Corp.
                                              ----------------------------------
                                              (Registrant)



Date:  April 24, 2001                         By /s/ Jeffrey J. Fletcher
                                              ----------------------------------
                                              Name:  Jeffrey J. Fletcher
                                              Title: Chief Financial Officer and
                                              duly authorized representative
                                              of the registrant

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              La Petite Academy, Inc.
                                              ----------------------------------
                                              (Registrant)



Date: April 24, 2001                          By /s/ Jeffrey J. Fletcher
                                              ----------------------------------
                                              Name: Jeffrey J. Fletcher
                                              Title: Chief Financial Officer and
                                              duly authorized representative
                                              of the registrant

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              LPA Services, Inc.
                                              ----------------------------------
                                              (Registrant)



Date: April 24, 2001                          By /s/ Jeffrey J. Fletcher
                                              ----------------------------------
                                              Name: Jeffrey J. Fletcher
                                              Title: Chief Financial Officer and
                                              duly authorized representative
                                              of the registrant

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              Bright Start, Inc.
                                              ----------------------------------
                                              (Registrant)



Date: April 24, 2001                          By /s/ Jeffrey J. Fletcher
                                              ----------------------------------
                                              Name: Jeffrey J. Fletcher
                                              Title: Chief Financial Officer and
                                              duly authorized representative
                                              of the registrant

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 7, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________


                        Commission File No. 333-56239-01

                                LPA HOLDING CORP.
             (exact name of registrant as specified in its charter)

                       SEE TABLE OF ADDITIONAL REGISTRANTS

            Delaware                                   48-1144353
(State or other jurisdiction of             (IRS employer identification number)
 incorporation or organization)


                        8717 WEST 110TH STREET, SUITE 300
                             OVERLAND PARK, KS 66210
              (Address of principal executive office and zip code)

                                 (913) 345-1250
              (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]   No  [  ]


As of May 21, 2001, LPA Holding Corp. had outstanding 564,985 shares of Class A Common Stock (par value, $.01 per share) and 20,000 shares of Class B Common Stock (par value, $.01 per share). As of May 21, 2001, each of the additional registrants had the number of outstanding shares, which is shown on the following table.

                             ADDITIONAL REGISTRANTS

                                                                                    Number of Shares
                          Jurisdiction of   Commission          IRS Employer            of Common
Name                      Incorporation     File Number       Identification No.    Stock Outstanding
----                      -------------     -----------       ------------------    -----------------
La Petite Academy, Inc.   Delaware          333-56239         43-1243221            1,000 shares of Common
                                                                                    Stock (par value,
                                                                                    $.01 per share)

LPA Services, Inc.        Delaware          333-56239-02      74-2849053            1,000 shares of Common
                                                                                    Stock (par value,
                                                                                    $.01 per share)

Bright Start, Inc.        Minnesota         333-56239-03      41-1694581            100 shares of Common Stock
                                                                                    (par value, $.01 per share)

LPA HOLDING CORP.

INDEX
--------------------------------------------------------------------------------


PART I.  FINANCIAL INFORMATION

                                                                           PAGE
                                                                           ----

ITEM 1.  FINANCIAL STATEMENTS (UNAUDITED):

    Consolidated Balance Sheets                                             4

    Consolidated Statements of Operations                                   5

    Consolidated Statements of Cash Flows                                   6

    Notes to Consolidated Financial Statements                             7-9

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS           10-14

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK        15


PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS                                                 16

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K                                  16


SIGNATURES                                                                17-20

PART I - FINANCIAL INFORMATION
ITEM 1.  FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

LPA HOLDING CORP.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

ASSETS                                                                             April 7,        July 1,
                                                                                     2001            2000
Current assets:
  Cash and cash equivalents                                                      $   4,359       $   4,008
  Restricted cash investments                                                        3,926             837
  Receivables (net of allowance for doubtful accounts of  $917 and
    $406, respectively)                                                             11,579           7,462
  Prepaid supplies and expenses                                                     13,327          12,451
  Other current assets                                                               1,184           1,059
                                                                                 ---------       ---------
    Total current assets                                                            34,375          25,817

Property and equipment (net of accumulated depreciation of $63,599
  and $54,842, respectively)                                                        53,276          56,433
Intangible assets (net of accumulated amortization of  $18,705 and
  $16,533, respectively)                                                            57,013          59,185
Other assets  (net of accumulated amortization of $3,053 and $2,141,
   respectively)                                                                     9,061           9,974
Deferred income taxes                                                               15,965          14,238
                                                                                 ---------       ---------
                                                                                 $ 169,690       $ 165,647
                                                                                 =========       =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Overdrafts due banks                                                           $   5,945       $   4,756
  Accounts payable                                                                   4,905           8,273
  Other current liabilities (Note 3)                                                35,965          33,577
                                                                                 ---------       ---------
     Total current liabilities                                                      46,815          46,606

Long-term debt and capital lease obligations (Note 4)                              194,532         182,319
Other long-term liabilities                                                          9,403          13,061
Series A 12% redeemable preferred stock ($.01 par value per share);
  45,000 shares authorized, issued and outstanding at aggregate liquidation
  preference of $1,324.823 and $1,211.291, respectively                             53,123          47,314
Stockholders' deficit:
  Class A Common Stock ($.01 par value per share); 950,000
    shares authorized and 564,985 issued and outstanding                                 6               6
  Class B Common stock ($.01 par value per share); 20,000
    shares authorized, issued and outstanding
  Common  stock warrants                                                             8,596           8,596
  Accumulated deficit                                                             (142,785)       (132,255)
                                                                                 ---------       ---------
     Total stockholders' deficit                                                  (134,183)       (123,653)
                                                                                 ---------       ---------
                                                                                 $ 169,690       $ 165,647
                                                                                 =========       =========


See notes to consolidated financial statements

LPA HOLDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of dollars)
--------------------------------------------------------------------------------

                                                              12 Weeks Ended                 40 Weeks Ended
                                                        -------------------------       ------------------------
                                                          April 7,      April 8,        April 7,        April 8,
                                                            2001          2000            2001             2000
Revenues, net                                           $  93,109       $  92,346       $ 292,244       $ 281,140

Operating expenses:
  Salaries, wages and benefits                             50,419          49,478         163,458         155,702
  Facility lease expense                                   10,429          11,125          34,331          36,080
  Depreciation and amortization                             3,436           3,727          11,798          12,614
  Restructuring charge  (Note 7)                                            7,500                           7,500
  Provision for doubtful accounts                           1,451             634           3,338           2,054
  Other                                                    19,736          19,674          68,034          66,644
                                                        ---------       ---------       ---------       ---------
    Total operating expenses                               85,471          92,138         280,959         280,594
                                                        ---------       ---------       ---------       ---------

Operating income                                            7,638             208          11,285             546

Interest income                                                17              35              65             115
Interest expense                                           (5,444)         (4,976)        (15,466)        (15,919)
                                                        ---------       ---------       ---------       ---------

Income (loss) before income taxes and cumulative
  effect of a change in accounting principle                2,211          (4,733)         (4,116)        (15,258)

Provision (benefit) for income taxes                        1,146          (1,715)           (960)         (5,479)
                                                        ---------       ---------       ---------       ---------

Income (loss) before cumulative effect of a change
  in accounting principle                                   1,065          (3,018)         (3,156)         (9,779)

Cumulative effect of a change in accounting
  principle, net of taxes of $1,069 (Note 8)                                               (1,565)
                                                        ---------       ---------       ---------       ---------
Net income (loss)                                       $   1,065       $  (3,018)      $  (4,721)      $  (9,779)
                                                        ---------       ---------       ---------       ---------


See notes to consolidated financial statements.

LPA HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of dollars)
--------------------------------------------------------------------------------

                                                                                   40 Weeks Ended
                                                                              ------------------------
                                                                               April 7,      April 8,
                                                                                 2001           2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                      $ (4,721)      $ (9,779)
Adjustments to reconcile net loss to net cash from operating activities:
  Effect of accounting principle change                                          2,634
  Restructuring charge                                                                          7,500
  Depreciation and amortization                                                 12,653         13,382
  Deferred income taxes                                                         (1,895)        (5,479)
  Changes in assets and liabilities:
    Receivables                                                                 (3,991)           270
    Prepaid supplies and expenses                                                 (876)         2,538
    Accounts payable and other current liabilities                                (910)        (6,183)
    Other changes in assets and liabilities, net                                (5,333)          (553)
                                                                              --------       --------
      Net cash provided by (used for) operating activities                      (2,439)         1,696
                                                                              --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of Bright Start, net of cash acquired                                           (10,296)
  Capital expenditures                                                          (6,913)       (18,423)
  Proceeds from sale of assets                                                     179         23,146
                                                                              --------       --------
      Net cash used for investing activities                                    (6,734)        (5,573)
                                                                              --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of long-term debt and capital lease obligations                     (1,576)        (7,686)
  Net borrowings under the Revolving Credit Agreement                           13,000
  Proceeds from issuance of preferred stock and warrants                                       15,000
  Deferred financing costs and stock offering expenses                                           (209)
  Exercise of stock options                                                                        89
  Increase (reduction) in bank overdrafts                                        1,189         (2,470)
  Decrease (increase) in restricted cash investments                            (3,089)           212
                                                                              --------       --------
      Net cash provided by financing activities                                  9,524          4,936
                                                                              --------       --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                          351          1,059
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 4,008          4,572
                                                                              --------       --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                    $  4,359       $  5,631
                                                                              --------       --------

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest (net of amounts capitalized)                                     $ 11,646       $ 10,915
    Income taxes                                                                   137             81
  Cash received during the period for:
    Interest                                                                  $     72       $     74
    Income taxes                                                                    43             87


See notes to consolidated financial statements.

LPA HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

1.  GENERAL

    La Petite Academy, Inc. (La Petite), founded in 1968, is the largest privately held and one of the leading for-profit preschool educational providers in the United States. La Petite Academy, Inc. provides center-based educational services and childcare to children between the ages of six weeks and 12 years.

    La Petite is owned by LPA Holding Corporation (Parent). On March 17, 1998, LPA Investment LLC (LPA), a Delaware limited liability company owned by an affiliate of J.P. Morgan Partners (JPMP), formerly Chase Capital Partners, and by an entity controlled by Robert E. King, a director of La Petite and Parent, entered into an Agreement and Plan of Merger pursuant to which a wholly owned subsidiary of LPA was merged into Parent (the Recapitalization). The Recapitalization was completed May 11, 1998.

    On December 15, 1999, LPA acquired an additional $15.0 million of Parent's redeemable preferred stock and received warrants to purchase an additional 3% of Parent's common stock on a fully-diluted basis. The $15.0 million proceeds received by Parent was contributed to La Petite as common equity. As a result of the recapitalization and additional purchase of preferred stock and warrants, LPA beneficially owns 81.3% of the common stock of Parent on a fully diluted basis and $45 million of redeemable preferred stock of Parent. An affiliate of JPMP owns a majority of the economic interests of LPA and an entity controlled by Robert E. King owns a majority of the voting interests of LPA.

    La Petite has two wholly-owned subsidiaries, LPA Services, Inc. (Services), a third party administrator for La Petite insurance claims, and Bright Start, Inc.("Bright Start"), an operator of preschools in various states. See Note 6 to these consolidated financial statements for additional information regarding the Bright Start acquisition.

    Parent, consolidated with La Petite, Bright Start and Services, is referred to herein as the Company.

    At April 7, 2001, the Company operated a total of 744 schools, located in 35 states, and served approximately 82,000 children.

2.  BASIS OF PRESENTATION

    In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting of changes in accounting, reclassifications and normal recurring adjustments) necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (GAAP). The results for the interim period are not necessarily indicative of the results to be expected for the entire fiscal year.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. These financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 10-K for the fiscal year ended July 1, 2000.

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The Company utilizes a 52 or 53-week fiscal year ending on the Saturday closest to June 30 and is composed of 13 four-week periods. The first quarter contains four such periods or 16 weeks and each remaining quarter contains 3 periods or 12 weeks.

    Certain reclassifications to prior year amounts have been made in order to conform to the current year presentation.

3.  OTHER CURRENT LIABILITIES (in thousands of dollars)

                                                                                       April 7, 2001    July 1, 2000
                                                                                       -------------    ------------
Current reserve for closed schools                                                        $ 3,135         $ 3,268
Current maturities of long-term debt and capital lease
   obligations                                                                              1,107           1,897
Accrued salaries, wages and other payroll costs                                            15,772          14,212
Accrued insurance liabilities                                                               2,150           2,586
Accrued property and sales taxes                                                            2,559           3,490
Accrued interest payable                                                                    7,468           2,568
Other current liabilities                                                                   3,774           5,556
                                                                                          -------         -------
                                                                                          $35,965         $33,577
                                                                                          -------         -------

4.   LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (in thousands of dollars)

                                                                                        April 7, 2001      July 1, 2000
                                                                                        -------------      ------------
Senior Notes, 10.0% due May 15, 2008                                                      $ 145,000          $ 145,000
Borrowings under credit agreement                                                            50,500             38,250
Capital lease obligations                                                                       139                966
                                                                                          ---------          ---------
                                                                                            195,639            184,216
Less current maturities of long-term debt and capital lease
  obligations                                                                                (1,107)            (1,897)
                                                                                          ---------          ---------
                                                                                          $ 194,532          $ 182,319
                                                                                          ---------          ---------

5.  COMMITMENTS AND CONTINGENCIES

    The Company has litigation pending which arose in the ordinary course of business. Litigation is subject to many uncertainties and the outcome of the individual matters is not presently determinable. It is management's opinion that this litigation will not result in liabilities that would have a material adverse effect on the Company's financial position or results of operation.

6.  ACQUISITIONS

    On July 21, 1999, the Company acquired all the outstanding shares of Bright Start for $9.3 million in cash and assumed approximately $2.0 million in debt. At the time of the acquisition, Bright Start operated 43 preschools in the states of Minnesota, Wisconsin, Nevada, and New Mexico with one new school under construction. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to the fair value of net assets acquired and resulted in an allocation to goodwill of $10.1 million which is being amortized on a straight-line basis over 20 years. The Company's financial statements reflect the results of operations of Bright Start during the periods subsequent to July 21, 1999.

7.  RESTRUCTURING CHARGE

    In the third quarter of fiscal year 2000, management committed to a plan to close certain Academies located in areas where the demographic conditions no longer support an economically viable operation and to restructure its operating management to better serve the remaining Academies. Accordingly, the Company recorded a $7.5 million restructuring charge ($4.5 million after tax) to provide for costs associated with the Academy closures and restructuring of 49 Academies. The charge consisted principally of $5.9 million for the present value of rent, real estate taxes, common area maintenance charges and utilities, net of anticipated sublease income, and $1.1 million for the write-down of fixed assets to fair market value. At April 7, 2001, the Company had an accrual for the closing of these Academies of $4.2 million.

8.  NEW ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS 137 and
    138), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The new Standard became effective for the Company beginning in the first quarter of fiscal year 2001. The impact of adopting this Statement resulted in a net cumulative transition loss of $2.6 million ($1.6 million, net of taxes) which was recorded as a cumulative effect of change in accounting principle as of July 2, 2000.

    The Company maintains an interest rate swap agreement with an imbedded collar with respect to the term loan for the purpose of managing exposure to interest rate fluctuations. Management has elected to record this derivative instrument at fair value in accordance with the provisions of SFAS No. 133. At April 7, 2001, liabilities related to this agreement in the amount of $0.1 million were recorded on the balance sheet as other long-term liabilities. The change in fair value of this derivative and, prior to its termination on January 11, 2001, the change in fair value of a derivative instrument relating to the Company's Senior Notes was recorded as adjustments to interest expense of $0.3 million and $1.9 million for the 12 and 40 weeks ended April 7, 2001, respectively.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which will be adopted by the Company during the fourth quarter of the Company's fiscal year 2001. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
INTRODUCTION

The following discussion should be read in conjunction with the unaudited consolidated financial statements and the related notes thereto included elsewhere in this document.

Historically, the Company's operating revenue has followed the seasonality of the school year. The number of new children attending La Petite's educational facilities (the schools) is highest in September-October and January-February, generally referred to as the Fall and Winter enrollment periods. Revenues tend to decline during the calendar year-end holiday period and during the Summer. As a result of this seasonality, results for one quarter are not necessarily indicative of results for an entire year.

The Company operated 744 and 791 schools at the end of the third quarter of fiscal year 2001 and for the same period of 2000, respectively. The net decrease of 47 schools is a result of 48 closures and one opening. The closures resulted from management's decision to close certain schools located in areas where the demographic conditions no longer supported an economically viable operation. New schools, as defined by the Company, are schools open less than two years at the start of the current fiscal year.

Full-time equivalent (FTE) attendance, as defined by the Company, is not a measure of the absolute number of students attending the Company's Academies, but rather is an approximation of the full-time equivalent number of students based on Company estimates and weighted averages. For example, a student attending full-time is equivalent to one FTE, while a student attending only one-half of each day is equivalent to 0.5 FTE. The average weekly FTE tuition rate, as defined by the Company, is the tuition revenue divided by the FTE attendance for the respective period.

RESULTS OF OPERATIONS

The Company's operating results for the comparative 12 weeks were as follows (in thousands of dollars):

                                                             12 Weeks Ended
                                       -------------------------------------------------------------
                                         April       Percent      April         Percent      Change
                                           7,          of           8,            of         Amount
                                         2001        Revenue       2000         Revenue     Inc(Dec)
                                       --------      -------     --------       -------     --------
Revenues, net                          $ 93,109        100.0%    $ 92,346         100.0%    $    763

Operating expenses:
  Salaries, wages and benefits           50,419         54.2       49,478          53.6          941
  Facility lease expense                 10,429         11.2       11,125          12.1         (696)
  Depreciation and amortization           3,436          3.7        3,727           4.0         (291)
  Restructuring charge                                              7,500           8.1       (7,500)
  Provision for doubtful accounts         1,451          1.5          634           0.7          817
  Other                                  19,736         21.2       19,674          21.3           62
                                       --------      -------     --------       -------     --------
    Total operating expenses             85,471         91.8       92,138          99.8       (6,667)
                                       --------      -------     --------       -------     --------
Operating income                       $  7,638          8.2%    $    208           0.2%    $  7,430
                                       --------      -------     --------       -------     --------
EBITDA (as defined)                    $ 11,074         11.9%    $ 11,435          12.4%    $   (361)
                                       ========      =======     ========       =======     ========

Operating revenue increased $0.8 million or 0.8% from the same period last year. This revenue increase is a result of a $2.4 million increase at established academies, a $1.7 million increase at new academies, offset by a reduction in revenue from closed academies of $3.3 million. The revenue increase at established academies is principally due to a 6.6% increase in the average weekly FTE tuition rate offset by a decline in the FTE attendance of 3.4%. The increase in the average weekly FTE tuition rate was principally due to selective price increases that were put into place in September 2000 and January 2001 based on geographic market conditions and class capacity utilization.

Salaries, wages, and benefits increased $0.9 million or 1.9% from the same period last year. As a percentage of revenue, labor costs increased to 54.2% from 53.6% in the prior year. The $0.9 million increase in salaries, wages, and benefits includes incremental labor costs of $2.1 million at established academies, incremental labor costs of $0.6 million at new academies, increased field management and corporate administration labor costs of $0.4 million, increased costs for bonuses and benefits of $0.4 million, offset by reduced incremental labor costs of $2.6 million at closed academies. The increase in labor costs at established schools was mainly due to a 8.3% increase in average hourly wage rates offset by a 1.8% decline in labor hours compared to the prior year.

Facility lease expense decreased $0.7 million or 6.3% from the same period last year. This decrease was principally due to the closings that occurred in late fiscal year 2000, offset by slightly increased lease expense on lease renewals.

Depreciation and amortization decreased $0.3 million from the same period last year. This decrease was mainly due to the closings that occurred in late fiscal year 2000.

A restructuring charge was recorded in the prior year for $7.5 million to provide for costs associated with the Academy closures approved by the Board due to demographic conditions which no longer support an economically viable operation. (See Note 7 to the consolidated financial statements).

Provision for doubtful accounts increased $0.8 million from the same period last year. This increase is a result of increasing revenue, higher write-offs, and an increase in the reserve of $0.2 million.

Other operating expenses increased $0.1 million or 0.3% from the same period last year. Repairs and maintenance, utilities and phone, marketing and miscellaneous costs increased while insurance, food, auto, and supplies decreased. As a percentage of revenue, other operating costs decreased to 21.2% from 21.3% the prior year.

As a result of the foregoing, the Company had operating income of $7.6 million compared to $0.2 million in the prior year. The $7.4 million increase in operating income is principally due to the restructuring charge that occurred in the prior year. EBITDA is defined as net income before non-cash restructuring charges, extraordinary items, net interest costs, income taxes, depreciation and amortization. EBITDA was $11.1 million as compared to $11.4 million in the prior year. The decrease in EBITDA is principally due to increased labor and provision for doubtful accounts costs offset by higher revenues and reduced facility lease expense. EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operating activities and other consolidated income or cash flow statement data prepared in accordance with the accounting principles generally accepted in the United States of America or as a measure of the Company's profitability or liquidity. EBITDA may not be comparable to similarly titled measures used by other companies.

Net interest expense increased $0.5 million from the same period last year. The increase was principally due to a $0.3 million mark-to-market adjustment for derivative instruments, increased borrowings on the revolver and interest incurred on the closed reserves.

After adding back to pre-tax income permanent differences, the effective income tax rate was approximately 41% in both years.

The Company's operating results for the comparative 40 weeks were as follows (in thousands of dollars):

                                                              40 Weeks Ended
                                       ----------------------------------------------------------------
                                          April       Percent      April           Percent     Change
                                            7,           of          8,              of        Amount
                                          2001        Revenue       2000           Revenue     Inc(Dec)
                                       ---------      -------     ---------        -------    ---------
Revenues, net                          $ 292,244        100.0%    $ 281,140         100.0%    $  11,104

Operating expenses:
  Salaries, wages and benefits           163,458         55.9       155,702          55.4         7,756
  Facility lease expense                  34,331         11.8        36,080          12.8        (1,749)
  Depreciation and amortization           11,798          4.0        12,614           4.5          (816)
  Restructuring charge                                                7,500           2.7        (7,500)
  Provision for doubtful accounts          3,338          1.1         2,054           0.7         1,284
  Other                                   68,034         23.3        66,644          23.7         1,390
                                       ---------      -------     ---------       -------     ---------
    Total operating expenses             280,959         96.1       280,594          99.8           365
                                       ---------      -------     ---------       -------     ---------
Operating income                       $  11,285          3.9%    $     546           0.2%    $  10,739
                                       ---------      -------     ---------       -------     ---------
EBITDA (as defined)                    $  23,083          7.9%    $  20,660           7.3%    $   2,423
                                       =========      =======     =========       =======     =========

Operating revenue increased $11.1 million or 3.9% from the same period last year. This revenue increase is due to a $14.9 million increase at established academies, a $6.5 million increase at new academies, offset by a reduction in revenue from closed academies of $10.3 million. The increase in revenue at established academies is principally a result of a 9.7% increase in the average weekly FTE tuition rate offset by a decline in the FTE attendance of 3.6%. The increase in the average weekly FTE tuition rate was principally due to selective price increases that were put into place in February 2000, September 2000 and January 2001 based on geographic market conditions and class capacity utilization; and a change in our Flex Day Plan.

Salaries, wages, and benefits increased $7.8 million or 5.0% from the same period last year. As a percentage of revenue, labor costs increased to 55.9% as compared to 55.4% the prior year. The $7.8 million increase in salaries, wages, and benefits includes incremental labor costs of $9.9 million at established schools, incremental labor costs of $2.7 million at new schools, increased field management and corporate administration labor costs of $1.4 million, increased costs for bonuses and benefits of $1.6 million, offset by reduced incremental labor costs of $7.8 million at closed schools. The increase in labor costs at established schools was mainly due to a 8.8% increase in average hourly wage rates, offset by a 0.4% decrease in labor hours compared to the prior year.

Facility lease expense decreased $1.7 million or 4.8% from the same period last year. This decrease was principally due to the closings that occurred in late fiscal year 2000, offset by slightly increased lease expense on lease renewals.

Depreciation and amortization decreased $0.8 million from the same period last year. This decrease was mainly due to the closings that occurred in late fiscal year 2000.

A restructuring charge was recorded in the prior year for $7.5 million to provide for costs associated with the Academy closures approved by the Board due to demographic conditions which no longer support an economically viable operation. (See Note 7 to the consolidated financial statements).

Provision for doubtful accounts increased $1.3 million from the same period last year. This increase is a result of increasing revenue, higher write-offs, and an increase in the reserve of $0.5 million.

Other operating expenses increased $1.4 million or 2.1% from the same period last year. This increase was primarily due to a non-recurring credit to prior year expense including a $1.1 million actuarial insurance reserve adjustment based on favorable claims experience, and a $1.3 million gain on vehicle asset sales. In addition there were increased current year repairs and maintenance, utilities and phone and miscellaneous costs offset by reduced current year supplies, auto leases, real estate taxes and pre-opening costs. As a percentage of revenue, other operating costs decreased to 23.3% from 23.7% the prior year.

As a result of the foregoing, the Company had operating income of $11.3 million compared to $0.5 million in the prior year. The increase in operating income is principally due to the restructuring charge that occurred in the prior year and higher revenue offset by increased labor costs. EBITDA is defined as net income before non-cash restructuring charges, extraordinary items, net interest costs, income taxes, depreciation and amortization. EBITDA was $23.1 million as compared to $20.7 million in the prior year. The increase in EBITDA is principally due to higher revenues offset by increased labor costs. EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operating activities and other consolidated income or cash flow statement data prepared in accordance with the accounting principles generally accepted in the United State of America or as a measure of the Company's profitability or liquidity. EBITDA may not be comparable to similarly titled measures used by other companies.

Net interest expense decreased $0.4 million from the same period last year. The decrease was principally due to a $1.9 million mark-to-market adjustment for derivative instruments, offset by increased higher interest rates early in this fiscal year and interest incurred on the closed reserves.

After adding back to pre-tax income permanent differences, the effective income tax rate was approximately 42% as compared to 41% the prior year.

The cumulative effect of a change in accounting principles is a result of adopting SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". (See Note 8 to the consolidated financial statements).


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are from cash flows generated by operations, borrowings under the revolving credit facility under the Credit Agreement, and sale and leaseback financing for newly constructed schools. The Company's principal uses of liquidity are to meet its debt service requirements, finance its capital expenditures and provide working capital. The Company incurred substantial indebtedness in connection with the Recapitalization.

Parent and La Petite have entered into the Credit Agreement, as amended, consisting of the $40 million Term Loan Facility and the $25 million Revolving Credit Facility. Parent and La Petite borrowed the entire $40 million available under the Term Loan Facility in connection with the Recapitalization. The Credit Agreement will terminate on May 11, 2005. The term loan amortizes in an amount equal to $1.0 million per year in fiscal years 2001 through 2003, $7.8 million in fiscal year 2004, and $27.5 million in fiscal year 2005. The term loan is also subject to mandatory prepayment in the event of certain equity or debt issuances or asset sales by the Company or any of its subsidiaries and in amounts equal to specified percentages of excess cash flow (as defined). On April 7, 2001, there was $37.5 million outstanding on the term loan, and $13.0 million outstanding on the Revolving Credit Facility. In addition, La Petite had outstanding letters of credit in an aggregate amount equal to $5.6 million, and $6.4 million was available for working capital purposes under the Revolving Credit Facility. The Company's Credit Agreement, senior notes and preferred stock contain certain covenants that limit the ability of the Company to incur additional indebtedness or pay cash dividends or certain other restricted payments. As of April 7, 2001, the Company was in compliance with the foregoing covenants.

On December 15, 1999, LPA acquired an additional $15.0 million of redeemable preferred stock in the Parent and received warrants to purchase an additional 3.0% of the Parent's outstanding common stock on a fully diluted basis.

The proceeds of that investment were contributed to La Petite as common equity. In connection with such purchase and contribution, the banks waived their right under the Credit Agreement to require that such proceeds be used to repay amounts outstanding under the Credit Agreement. The proceeds of such equity contribution were used to repay borrowings under the revolving credit facility that were incurred to finance the Bright Start acquisition.

Cash flows used for operating activities were $2.4 million during the 40 weeks ended April 7, 2001 as compared to cash flows from operating activities of $1.7 million during the same period in fiscal year 2000. The $4.1 million decrease in operating cash flow is principally due a $7.7 million increase in accounts receivable and prepaid supplies and expense, a $5.3 million reduction in accounts payable and other current liabilities, offset by a $5.7 million change in short-term leaseback construction funding and a $3.6 increase in deferred income taxes.

Cash flows used for investing activities were $6.7 million during the 40 weeks ended April 7, 2001, as compared to cash flows used of $5.6 million during the 40 weeks ended April 8, 2000. The $1.1 million increase in cash flows used for investing activities was principally due to a decrease of $23.0 million in proceeds from new school sale lease-backs and miscellaneous asset sales; an increase of $0.8 million of maintenance capital expenditures, offset by reduced capital expenditures of $12.4 million for new school development and the $10.3 million net payment for the Bright Start acquisition in the prior year.

Cash flows from financing activities were $9.5 million during the 40 weeks ended April 7, 2001, compared to cash flows from financing activities of $4.9 million during the same period of fiscal year 2000. The $4.6 million increase in cash flows from financing activities was principally due to a $13.0 million increase in borrowings on the revolver, $6.1 million reduction in payments on the revolver and capital lease obligations and a $3.7 million decrease in bank overdrafts related to the timing of monthly expense payments, offset by the issuance of $15.0 million of additional preferred stock in the prior year, and a $3.3 million increase in restricted cash investments. Restricted cash investments represents cash deposited in escrow accounts to be utilized for the expected claim payout under the Company's workers compensation insurance coverage.

The cost to open a new school ranges from $1.0 million to $1.5 million, of which approximately 85% is typically financed through a sale and leaseback transaction. Alternatively, the school may be constructed on a build to suit basis, which reduces the working capital requirements during the construction process. The Company intends to explore other efficient real estate financing transactions in the future as needed. As of April 7, 2001, the Company had $2.1 million invested in new school development in excess of amounts received from sale and leaseback transactions.

Purchasers of schools in sale and leaseback transactions have included insurance companies, bank trust departments, pension funds, real estate investment trusts and individuals. The leases are operating leases and generally have terms of 15 to 20 years with one or two five-year renewal options. Most of these transactions are structured with an annual rental designed to provide the owner/lessor with a fixed cash return on their capitalized cost over the term of the lease. In addition, many of the Company's leases provide for contingent rentals if the school's operating revenue exceeds certain levels. Although the Company expects sale and leaseback transactions to continue to finance its expansion, no assurance can be given that such funding will always be available.

Total capital expenditures for the 40 weeks ended April 7, 2001 and April 8, 2000, exclusive of the Bright Start acquisition, were $6.9 million, and $18.4 million, respectively. The decrease in total capital expenditures is a result of decreased spending on the development of new schools. The Company views all capital expenditures, other than those incurred in connection with the development of new schools, to be maintenance capital expenditures. Maintenance capital expenditures for the 40 weeks ended April 7, 2001 and April 8, 2000 were $6.8 million and $6.0 million, respectively.

In addition to maintenance capital expenditures, the Company expends additional funds to ensure that its facilities are in good working condition. Such funds are expensed in the periods in which they are incurred. The amounts of such expenses for the 40 weeks ended April 7, 2001 and April 8, 2000, were $9.7 million, and $8.8 million, respectively.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Current indebtedness consists of senior notes in the aggregate principal amount of $145 million, the term loan under the Credit Agreement in the aggregate principal amount of $37.5 million and the Revolving Credit facility under the Credit Agreement providing for revolving loans in an aggregate principal amount (including swingline loans and the aggregate stated amount of letters of credit) of $18.6 million at April 7, 2001.

Borrowings under the senior notes bear interest at 10% per annum. Borrowings under the Credit Agreement bear interest at a rate per annum equal (at the Company's option) to: (a) an adjusted London inter-bank offered rate ("LIBOR") plus a percentage based on the Company's financial performance; or (b) a rate equal to the higher of The Chase Manhattan Bank's published prime rate, a certificate of deposit rate plus 1% or the federal funds effective rate plus -1/2 of 1%, plus, in each case, a percentage based on the Company's financial performance. The borrowing margins applicable to the Credit Agreement are currently 3.25% for LIBOR loans and 2.25% for ABR loans. The senior notes will mature in May 2008 and the Credit Agreement will mature in May 2005. The term loan will amortize in an amount equal to $1.0 million per year in fiscal years 2001 through 2003, $7.8 million in fiscal year 2004, and $27.5 million in fiscal year 2005. The term loan is also subject to mandatory prepayment in the event of certain equity or debt issuances or asset sales by the Company or any of its subsidiaries and in amounts equal to a specified percentage of excess cash flow (as defined).

To reduce the impact of interest rate changes on the term loan, the Company entered into interest rate collar agreements during the second quarter of fiscal year 1999. The collar agreements cover the LIBOR interest rate portion of the term loan, effectively setting maximum and minimum interest rates of 9.5% and 7.9%.

To reduce interest expense on the $145 million senior notes, the Company entered into an interest rate swap transaction with an imbedded collar during the third quarter of fiscal year 1999. The effect of this transaction is that the fixed rate debt was exchanged for a variable rate arrangement based on LIBOR plus a fixed percentage. The imbedded collar covers the LIBOR portion of variable rate swap, effectively setting maximum and minimum interest rates of 10.9% and 9.2%. On January 11, 2001, the Company entered into an agreement with the counterparty to terminate the interest rate swap on the Senior Notes. The termination agreement required the Company to pay the counterparty $575,000 on February 28, 2001.

There were no initial costs associated with either the swap or the interest rate collar agreements as the floor and ceiling cap rates were priced to offset each other. Any differential paid or received based on the swap/collar agreements are recognized as an adjustment to interest expense. As of April 7, 2001, the notional value of the interest rate collar was $18.8 million. A 1% change in an applicable index rate, after giving effect to the interest rate collarsagreement, would decrease annual earnings by $0.2 million. As a result of adopting SFAS No. 133, the Company has recorded a charge related to these derivatives as a cumulative effect of a change in accounting principle in the Statement of Operations (see Note 8 to the consolidated financial statements).


                                     ******

PART II - OTHER INFORMATION
--------------------------------------------------------------------------------

ITEM 1.  LEGAL PROCEEDINGS.

The Company has litigation pending which arose in the ordinary course of business. In management's opinion, none of such litigation in which the Company is currently involved will result in liabilities that will have a material adverse effect on its financial condition or results of operations.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

a.       Exhibits required by Item 601 of Regulation S-K:

         None

b.       Reports on Form 8-K:

         On April 30, 2001, the Company filed a current report on Form 8-K reporting the change of the Company's fiscal year to end the Saturday closest to June 30.

ITEMS 2, 3, 4 AND 5 ARE NOT APPLICABLE AND HAVE BEEN OMITTED.

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                  LPA HOLDING CORP.

Dated May 21, 2001                     /s/ Jeffrey J. Fletcher
                                       --------------------------------------
                                  By:  Jeffrey J. Fletcher
                                  Chief Financial Officer and duly
                                  authorized representative of the registrant

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    LA PETITE ACADEMY, INC.

Dated May 21, 2001                       /s/ Jeffrey J. Fletcher
                                         --------------------------------------
                                    By:  Jeffrey J. Fletcher
                                    Chief Financial Officer and duly
                                    authorized representative of the registrant

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   LPA SERVICES, INC.

Dated May 21, 2001                      /s/ Jeffrey J. Fletcher
                                        ______________________________________
                                   By:  Jeffrey J. Fletcher

                                   Chief Financial Officer and duly
                                   authorized representative of the registrant

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    BRIGHT START, INC.

Dated May 21, 2001                       /s/ Jeffrey J. Fletcher
                                         --------------------------------------
                                    By:  Jeffrey J. Fletcher

                                    Chief Financial Officer and duly
                                    authorized representative of the registrant

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10-Q

     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended January 13, 2001

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________


                        Commission File No. 333-56239-01

                                LPA HOLDING CORP.
             (exact name of registrant as specified in its charter)

                       SEE TABLE OF ADDITIONAL REGISTRANTS

Delaware                                    48-1144353
(State or other jurisdiction of             (IRS employer identification number)
incorporation or organization)


                       8717 WEST 110TH STREET, SUITE 300
                            OVERLAND PARK, KS 66210
              (Address of principal executive office and zip code)

                                 (913) 345-1250
              (Registrant's telephone number, including area code)



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]   No  [ ]


As of February 26, 2001, LPA Holding Corp. had outstanding 564,985 shares of Class A Common Stock (par value, $.01 per share) and 20,000 shares of Class B Common Stock (par value, $.01 per share). As of February 26, 2001, each of the additional registrants had the number of outstanding shares, which is shown on the following table.

                             ADDITIONAL REGISTRANTS

                                                                                   Number of Shares
                       Jurisdiction of     Commission      IRS Employer               of Common
Name                    Incorporation      File Number   Identification No.        Stock Outstanding
----                   ---------------     -----------   ------------------        -----------------
La Petite Academy, Inc.   Delaware        333-56239         43-1243221         1,000 shares of Common
                                                                               Stock (par value, $.01 per
                                                                               share)

LPA Services, Inc.        Delaware        333-56239-02      74-2849053         1,000 shares of Common
                                                                               Stock (par value, $.01 per
                                                                               share)

Bright Start, Inc.        Minnesota       333-56239-03      41-1694581         100 shares of Common Stock
                                                                               (par value, $.01 per share)

LPA HOLDING CORP.

INDEX
--------------------------------------------------------------------------------


PART I.  FINANCIAL INFORMATION
                                                                      PAGE
ITEM 1.  FINANCIAL STATEMENTS (UNAUDITED):                            ----

    Consolidated Balance Sheets                                        4

    Consolidated Statements of Operations                              5

    Consolidated Statements of Cash Flows                              6

    Notes to Consolidated Financial Statements                        7-9

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS              10-14

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
          MARKET RISK                                                 15


PART II. OTHER INFORMATION

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K                             16


SIGNATURES                                                           17-20

PART I - FINANCIAL INFORMATION
ITEM 1.  FINANCIAL STATEMENTS (UNAUDITED)
-------------------------------------------------------------------------------

LPA HOLDING CORP.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of dollars, except share and per share data)
-------------------------------------------------------------------------------


ASSETS                                                             JANUARY 13,     JULY 1,
                                                                      2001           2000

Current assets:
  Cash and cash equivalents                                        $   3,746      $   4,008
  Restricted cash investments                                          4,364            837
  Receivables (net of allowance for doubtful
    accounts of $720 and $406, respectively)                           9,711          7,462
  Prepaid supplies and expenses                                       10,197         12,451
  Other current assets                                                 1,630          1,059
                                                                   ---------      ---------
    Total current assets                                              29,648         25,817

Property and equipment (net of accumulated
  depreciation of $61,352 and $54,842, respectively)                  56,743         56,433

Intangible assets (net of accumulated amortization of
  $18,053 and $16,533, respectively)                                  57,664         59,185
Other assets (net of accumulated amortization of $2,739
  and $2,141, respectively)                                            9,315          9,974
Deferred income taxes                                                 16,689         14,238
                                                                   ---------      ---------
                                                                   $ 170,059      $ 165,647
                                                                   =========      =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Overdrafts due banks                                             $   4,582      $   4,756
  Accounts payable                                                     5,361          8,273
  Other current liabilities (Note 3)                                  34,687         33,577
                                                                   ---------      ---------
     Total current liabilities                                        44,630         46,606

Long-term debt and capital lease obligations (Note 4)                196,767        182,319
Other long-term liabilities                                           10,786         13,061
Series A 12% redeemable preferred stock ($.01 par value
  per share); 45,000 shares authorized, issued and
  outstanding at aggregate liquidation preference of
  $1,289.082 and $1,211.291, respectively                             51,305         47,314
Stockholders' deficit:
  Class A Common Stock ($.01 par value per share); 950,000
    shares authorized and 564,985 issued and outstanding                   6              6
  Class B Common stock ($.01 par value per share); 20,000
    shares authorized, issued and outstanding
  Common stock warrants                                                8,596          8,596
  Accumulated deficit                                               (142,031)      (132,255)
                                                                   ---------      ---------
     Total stockholders' deficit                                    (133,429)      (123,653)
                                                                   ---------      ---------
                                                                   $ 170,059      $ 165,647
                                                                   =========      =========

See notes to consolidated financial statements.

LPA HOLDING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of dollars)
-------------------------------------------------------------------------------

                                                      12 WEEKS ENDED              28 WEEKS ENDED
                                                  ---------------------------------------------------
                                                 JANUARY 13,   JANUARY 15,   JANUARY 13,  JANUARY 15,
                                                    2001         2000           2001         2000
Revenues, net                                     $84,861       $80,260       $199,135     $188,794

Operating expenses:
  Salaries, wages and benefits                     48,028        46,114        113,039      106,224
  Facility lease expense                           10,213        10,914         23,902       24,955
  Depreciation and amortization                     3,564         3,769          8,362        8,887
  Provision for doubtful accounts                     999           593          1,887        1,420
  Other                                            20,179        19,955         48,298       46,970
                                                  -------       -------       --------     --------

    Total operating expenses                       82,983        81,345        195,488      188,456
                                                  -------       -------       --------     --------

Operating income (loss)                             1,878        (1,085)         3,647          338

Interest income                                        20            43             48           80
Interest expense                                   (2,846)       (4,707)       (10,022)     (10,943)
                                                  -------       -------       --------     --------

Loss before income taxes and cumulative
  effect of a change in accounting principle         (948)       (5,749)        (6,327)     (10,525)

Benefit for income taxes                             (130)       (2,103)        (2,106)      (3,764)
                                                  -------       -------       --------     --------

Loss before cumulative effect of a change
  in accounting principle                            (818)       (3,646)        (4,221)      (6,761)

Cumulative effect of a change in accounting
  principle, net of taxes of $1,069 (Note 8)                                    (1,565)
                                                  -------       -------       --------     --------

Net loss                                          $  (818)      $(3,646)      $ (5,786)    $ (6,761)
                                                  =======       =======       ========     ========



See notes to consolidated financial statements.

LPA HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of dollars)
-------------------------------------------------------------------------------

                                                                       28 WEEKS ENDED
                                                                  -------------------------
                                                                  JANUARY 13,   JANUARY 15,
                                                                     2001          2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                          $ (5,786)     $  (6,761)
Adjustments to reconcile net loss to net cash used
 for operating activities
  Effect of accounting principle change                              2,634
  Depreciation and amortization                                      8,960          9,396
  Deferred income taxes                                             (3,040)        (3,764)
  Changes in assets and liabilities:
    Receivables                                                     (2,123)         1,205
    Prepaid supplies and expenses                                    2,254          2,787
    Accounts payable and other current liabilities                  (1,464)        (7,676)
    Other changes in assets and liabilities, net                    (4,772)        (2,009)
                                                                  --------      ---------
      Net cash used for operating activities                        (3,337)        (6,822)
                                                                  --------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of Bright Start, net of cash acquired                               (10,254)
  Capital expenditures                                              (7,257)       (16,868)
  Proceeds from sale of assets                                         186         23,113
                                                                  --------      ---------
      Net cash used for investing activities                        (7,071)        (4,009)
                                                                  --------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of long-term debt and capital lease obligations         (1,153)        (3,122)
  Net borrowings under the Revolving Credit Agreement               15,000          1,000
  Proceeds from issuance of preferred stock and warrants                           15,000
  Exercise of stock options                                                            89
  Reduction in bank overdrafts                                        (174)        (3,012)
  Decrease (increase) in restricted cash investments                (3,527)           378
                                                                  --------      ---------
      Net cash from financing activities                            10,146         10,333
                                                                  --------      ---------

NET DECREASE IN CASH AND CASH EQUIVALENTS                             (262)          (498)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     4,008          4,572
                                                                  --------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                        $  3,746      $   4,074
                                                                  ========      =========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest (net of amounts capitalized)                         $ 10,834      $   9,820
    Income taxes                                                       113             61
  Cash received during the period for:
    Interest                                                      $     54      $      79
    Income taxes                                                        19             45
NON-CASH INVESTING AND FINANCING ACTIVITIES
  Capital lease obligations of $34 were incurred during
   the 28 weeks ended January 15, 2000 when the Company
   entered into leases for new computer equipment

See notes to consolidated financial statements.

LPA HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

1.   GENERAL

     La Petite Academy, Inc. (La Petite), founded in 1968, is the largest privately held and one of the leading for-profit preschool educational facilities in the United States. La Petite Academy, Inc. provides center-based educational services and childcare to children between the ages of six weeks and 12 years.

     La Petite is owned by LPA Holding Corporation (Parent). On March 17, 1998, LPA Investment LLC (LPA), a Delaware limited liability company owned by an affiliate of J.P. Morgan Partners (JPMP), formerly Chase Capital Partners, and by an entity controlled by Robert E. King, a director of La Petite and Parent, entered into an Agreement and Plan of Merger pursuant to which a wholly owned subsidiary of LPA was merged into Parent (the Recapitalization). The Recapitalization was completed May 11, 1998.

     On December 15, 1999, LPA acquired an additional $15.0 million of Parent's redeemable preferred stock and received warrants to purchase an additional 3% of Parent's common stock on a fully-diluted basis. The $15.0 million proceeds received by Parent was contributed to La Petite as common equity. As a result of the recapitalization and additional purchase of preferred stock and warrants, LPA beneficially owns 81.3% of the common stock of Parent on a fully diluted basis and $45 million of redeemable preferred stock of Parent. An affiliate of JPMP owns a majority of the economic interests of LPA and an entity controlled by Robert E. King owns a majority of the voting interests of LPA.

     La Petite has two wholly-owned subsidiaries, LPA Services, Inc. (Services), a third party administrator for La Petite insurance claims, and Bright Start, Inc.("Bright Start"), an operator of preschools in various states. See Note 6 to these consolidated financial statements for additional information regarding the Bright Start acquisition.

     Parent, consolidated with La Petite, Bright Start and Services, is referred to herein as the Company.

2.   BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting of changes in accounting, reclassifications and normal recurring adjustments) necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (GAAP). The results for the interim period are not necessarily indicative of the results to be expected for the entire fiscal year.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. These financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 10-K for the fiscal year ended July 1, 2000.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company utilizes a 52 or 53-week fiscal year ending on the first Saturday in July composed of 13 four-week periods. The first quarter contains four such periods or 16 weeks and each remaining quarter contain 3 periods or 12 weeks.

     Certain reclassifications to prior year amounts have been made in order to conform to the current year presentation.

    At January 13, 2001, the Company operated a total of 749 schools, located in 35 states, and served approximately 82,000 children.

3.  OTHER CURRENT LIABILITIES (in thousands of dollars)

                                              JANUARY 13, 2001  JULY 1, 2000
                                              ----------------  ------------

     Current reserve for closed schools           $  3,218        $  3,268
     Current maturities of long-term debt
        and capital lease obligations                1,296           1,897
     Accrued salaries, wages and other
        payroll costs                               14,723          14,212
     Accrued insurance liabilities                   2,636           2,586
     Accrued property and sales taxes                2,699           3,490
     Accrued interest payable                        3,582           2,568
     Other current liabilities                       6,533           5,556
                                                  --------        --------
                                                  $ 34,687        $ 33,577
                                                  ========        ========

4.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (in thousands of dollars)

                                              JANUARY 13, 2001  JULY 1, 2000
                                              ----------------  ------------

     Senior Notes, 10.0% due May 15, 2008         $145,000        $145,000
     Borrowings under credit agreement              52,750          38,250
     Capital lease obligations                         313             966
                                                  --------        --------
                                                   198,063         184,216
     Less current maturities of long-term
       debt and capital lease obligations           (1,296)         (1,897)
                                                  --------        --------
                                                  $196,767        $182,319
                                                  ========        ========

5.  COMMITMENTS AND CONTINGENCIES

    The Company has litigation pending which arose in the ordinary course of business. Litigation is subject to many uncertainties and the outcome of the individual matters is not presently determinable. It is management's opinion that this litigation will not result in liabilities that would have a material adverse effect on the Company's financial position or results of operation.

6.  ACQUISITIONS

    On July 21, 1999, the Company acquired all the outstanding shares of Bright Start for $9.3 million in cash and assumed approximately $2.0 million in debt. At the time of the acquisition, Bright Start operated 43 preschools in the states of Minnesota, Wisconsin, Nevada, and New Mexico with one new school under construction. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to the fair value of net assets acquired and resulted in an allocation to goodwill of $10.1 million which is being amortized on a straight-line basis over 20 years. The Company's financial statements reflect the results of operations of Bright Start during the periods subsequent to July 21, 1999.

7.  RESTRUCTURING CHARGE

    In the third quarter of fiscal year 2000, management committed to a plan to close certain Academies located in areas where the demographic conditions no longer support an economically viable operation and to restructure its operating management to better serve the remaining Academies. Accordingly, the Company recorded a $7.5 million restructuring charge ($4.5 million after tax) to provide for costs associated with the Academy closures and restructuring of 49 Academies. The charge consisted principally of $5.9 million for the present value of rent, real estate taxes, common area maintenance charges and utilities, net of anticipated sublease income, and $1.1 million for the write-down of fixed assets to fair market value. At January 13, 2001, the Company had an accrual for the closing of these Academies of $5.0 million.

8.  NEW ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS 137 and
    138), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The new Standard became effective for the Company beginning in the first quarter of fiscal year 2001. The impact of adopting this Statement resulted in a net cumulative transition loss of $2.6 million ($1.6 million, net of taxes) which was recorded as a cumulative effect of change in accounting principle as of July 2, 2000.

    The Company maintains interest rate swap agreements with imbedded collars on the term loan for the purpose of managing exposure to interest rate fluctuations. Management has elected to record these derivatives at fair value in accordance with the provisions of SFAS No. 133. At January 13, 2001, assets and liabilities related to these agreements in the amounts of $0.1 million and $0.6 million, respectively, were recorded on the balance sheet as other long-term assets and other current liabilities. The change in fair value of these derivatives has been recorded as adjustments to interest rate expense of $2.3 million and $2.2 million for the 12 and 28 weeks ended January 13, 2001, respectively.

    On January 11, 2001, the Company entered into an agreement with the counterparty to terminate the interest rate swap on the Senior Notes. The termination agreement requires the Company to pay the counterparty $575,000 on February 28, 2001. Such amount has been recorded as a liability at January 13, 2001.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which will be adopted by the Company during the fourth quarter of the Company's fiscal year 2001. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
INTRODUCTION

The following discussion should be read in conjunction with the unaudited consolidated financial statements and the related notes thereto included elsewhere in this document.

Historically, the Company's operating revenue has followed the seasonality of the school year. The number of new children attending La Petite's educational facilities (the schools) is highest in September-October and January-February, generally referred to as the Fall and Winter enrollment periods. Revenues tend to decline during the calendar year-end holiday period and during the Summer. As a result of this seasonality, results for one quarter are not necessarily indicative of results for an entire year.

The Company operated 749 and 792 schools at the end of the second quarter of fiscal year 2001 and for the same period of 2000, respectively. The net decrease of 43 schools is a result of 44 closures and one opening. The closures resulted from management's decision to close certain schools located in areas where the demographic conditions no longer supported an economically viable operation. New schools, as defined by the Company, are schools open less than two years at the start of the current fiscal year.

Full-time equivalent (FTE) attendance, as defined by the Company, is not a measure of the absolute number of students attending the Company's Academies, but rather is an approximation of the full-time equivalent number of students based on Company's estimates and weighted averages. For example, a student attending full-time is equivalent to one FTE, while a student attending only one-half of each day is equivalent to 0.5 FTE. The average weekly FTE tuition rate, as defined by the Company, is the tuition revenue divided by the FTE attendance for the respective period.

RESULTS OF OPERATIONS

The Company's operating results for the comparative 12 weeks were as follows:

                                                         12 WEEKS ENDED
                                     -------------------------------------------------------
                                      JANUARY    PERCENT    JANUARY    PERCENT      CHANGE
                                        13,        OF         15,        OF          AMOUNT
                                       2001      REVENUE     2000      REVENUE      INC(DEC)
                                     --------    -------    -------    -------      --------
Revenues, net                        $ 84,861     100.0%    $80,260      100.0%     $4,601

Operating expenses:
  Salaries, wages and benefits         48,028      56.6      46,114       57.5       1,914
  Facility lease expense               10,213      12.0      10,914       13.6        (701)
  Depreciation and amortization         3,564       4.2       3,769        4.7        (205)
  Provision for doubtful accounts         999       1.2         593        0.7         406
  Other                                20,179      23.8      19,955       24.9         224
                                     --------    ------     -------     ------      ------
    Total operating expenses           82,983      97.8      81,345      101.4       1,638
                                     --------    ------     -------     ------      ------

Operating income (loss)              $  1,878       2.2%    $(1,085)      -1.4%     $2,963
                                     --------    ------     -------     ------      ------

EBITDA (as defined)                  $  5,442       6.4%    $ 2,684        3.3%     $2,758
                                     ========    ======     =======     ======      ======


Operating revenue increased $4.6 million or 5.7% from the same period last year. This revenue increase is principally a result of a 15.2% increase in the average weekly FTE tuition rate offset by a decline in the FTE attendance of 7.9%. The increase in the average weekly FTE tuition rate was principally due to selective price increases that were put into place in September 2000 and January 2001 based on geographic market conditions and class capacity utilization; and a change in our Flex Day Plan where the Company started charging for holidays. The decrease in FTE attendance is due to a decline in FTE attendance at our established schools and the closed schools, offset by an increase at our new schools.

Salaries, wages, and benefits increased $1.9 million or 4.2% from the same period last year. As a percentage of revenue, labor costs declined to 56.6% from 57.5% the prior year. The $1.9 million increase in salaries, wages, and benefits includes incremental labor costs of $2.6 million at established schools, incremental labor costs of $0.7 million at new schools, increased field management and corporate administration labor costs of $0.6 million, increased costs for bonuses and benefits of $0.3 million, offset by reduced incremental labor costs of $2.2 million at closed schools. The increase in labor costs at established schools was mainly due to a 7.1% increase in average hourly wage rates and a 0.6% increase in labor hours compared to the prior year.

Facility lease expense decreased $0.7 million or 6.4% from the same period last year. This decrease was principally due to the closings that occurred in late fiscal year 2000, offset by slightly increased lease expense on lease renewals.

Depreciation and amortization decreased $0.2 million from the same period last year. This decrease was mainly due to the closings that occurred in late fiscal year 2000.

Provision for doubtful accounts increased $0.4 million from the same period last year. This increase is a result of increasing revenue and higher write-offs.

Other operating expenses increased $0.2 million or 1.1% from the same period last year. Other operating costs include repairs and maintenance, utilities, telephone, insurance, marketing, real estate taxes, food, supplies, transportation, pre-opening costs and miscellaneous. As a percentage of revenue, other operating costs decreased to 23.8% from 24.9% the prior year.

As a result of the foregoing, the Company had operating income of $1.9 million compared to an operating loss of $1.1 million in the prior year. EBITDA is defined as net income before non-cash restructuring charges, extraordinary items, net interest costs, income taxes, depreciation and amortization. EBITDA was $5.4 million as compared to $2.7 million in the prior year. The increase in operating income and EBITDA is principally due to higher revenues offset by increased labor costs. EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operating activities and other consolidated income or cash flow statement data prepared in accordance with the accounting principles generally accepted in the United States of America or as a measure of the Company's profitability or liquidity. EBITDA may not be comparable to similarly titled measures used by other companies.

Net interest expense decreased $1.8 million from the same period last year. The decrease was principally due to a $2.3 million mark-to-market adjustment for derivative instruments, offset by increased borrowings on the revolver and interest incurred on the closed reserves.

After adding back to pre-tax income permanent differences, the effective income tax rate was approximately 41% in both years.

The Company's operating results for the comparative 28 weeks were as follows:

                                                               28 WEEKS ENDED
                                         ----------------------------------------------------------
                                          JANUARY      PERCENT     JANUARY      PERCENT     CHANGE
                                            13,          OF          15,          OF        AMOUNT
                                           2001        REVENUE      2000        REVENUE     INC(DEC)
                                         --------      -------     -------      -------     -------
Revenues, net                            $199,135       100.0%     $188,794      100.0%     $10,341

Operating expenses:
  Salaries, wages and benefits            113,039        56.8       106,224       56.3        6,815
  Facility lease expense                   23,902        12.0        24,955       13.2       (1,053)
  Depreciation and amortization             8,362         4.2         8,887        4.7         (525)
  Provision for doubtful accounts           1,887         0.9         1,420        0.8          467
  Other                                    48,298        24.3        46,970       24.9        1,328
                                         --------       -----      --------      -----      -------
    Total operating expenses              195,488        98.2       188,456       99.8        7,032
                                         --------       -----      --------      -----      -------

Operating income                         $  3,647         1.8%     $    338        0.2%     $ 3,309
                                         ========       =====      ========      =====      =======

EBITDA (as defined)                      $ 12,009         6.0%     $  9,225        4.9%     $ 2,784
                                         ========       =====      ========      =====      =======


Operating revenue increased $10.3 million or 5.5% from the same period last year. This revenue increase is principally a result of a 12.1% increase in the average weekly FTE tuition rate offset by a decline in the FTE attendance of 5.8%. The increase in the average weekly FTE tuition rate was principally due to selective price increases that were put into place in February 2000, September 2000 and January 2001 based on geographic market conditions and class capacity utilization; and a change in our Flex Day Plan where the Company started charging for holidays. The decrease in FTE attendance is principally due to a decline in FTE attendance at our established schools and the closed schools, offset by an increase at our new schools.

Salaries, wages, and benefits increased $6.8 million or 6.4% from the same period last year. As a percentage of revenue, labor costs increased to 56.8% as compared to 56.3% the prior year. The $6.8 million increase in salaries, wages, and benefits includes incremental labor costs of $7.8 million at established schools, incremental labor costs of $2.0 million at new schools, increased field management and corporate administration labor costs of $0.9 million, increased costs for bonuses and benefits of $1.3 million, offset by reduced incremental labor costs of $5.2 million at closed schools. The increase in labor costs at established schools was mainly due to a 7.4% increase in average hourly wage rates and a 1.8% increase in labor hours compared to the prior year.

Facility lease expense decreased $1.1 million or 4.2% from the same period last year. This decrease was principally due to the closings that occurred in late fiscal year 2000, offset by slightly increased lease expense on lease renewals.

Depreciation and amortization decreased $0.5 million from the same period last year. This decrease was mainly due to the closings that occurred in late fiscal year 2000.

Provision for doubtful accounts increased $0.5 million from the same period last year. This increase is a result of increasing revenue and higher write-offs.

Other operating expenses increased $1.3 million or 2.8% from the same period last year. This increase was primarily due to a non-recurring credit to prior year expense including a $1.1 million actuarial insurance reserve adjustment based on favorable claims experience and a $0.9 million gain on vehicle asset sales. In addition there were increased current year repairs and maintenance and miscellaneous costs offset by reduced current year supplies and pre-opening costs. Other operating costs include repairs and maintenance, utilities, telephone, insurance, marketing, real estate taxes, food, supplies, transportation, pre-opening costs and miscellaneous. As a percentage of revenue, other operating costs decreased to 24.3% from 24.9% the prior year.

As a result of the foregoing, the Company had operating income of $3.6 million compared to $0.3 million in the prior year. EBITDA is defined as net income before non-cash restructuring charges, extraordinary items, net interest costs, income taxes, depreciation and amortization. EBITDA was $12.0 million as compared to $9.2 million in the prior year. The increase in operating income and EBITDA is principally due to higher revenues offset by increased labor costs. EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operating activities and other consolidated income or cash flow statement data prepared in accordance with the accounting principles generally accepted in the United State of America or as a measure of the Company's profitability or liquidity. EBITDA may not be comparable to similarly titled measures used by other companies.

Net interest expense decreased $0.9 million from the same period last year. The decrease was principally due to a $2.2 million mark-to-market adjustment for derivative instruments, offset by increased higher interest rates early in this fiscal year and interest incurred on the closed reserves.

After adding back to pre-tax income permanent differences, the effective income tax rate was approximately 42% as compared to 41% the prior year.

The cumulative effect of a change in accounting principles is a result of adopting SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". (See Note 8 to the consolidated financial statements).


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are from cash flows generated by operations, borrowings under the revolving credit facility under the Credit Agreement, and sale and leaseback financing for newly constructed schools. The Company's principal uses of liquidity are to meet its debt service requirements, finance its capital expenditures and provide working capital. The Company incurred substantial indebtedness in connection with the Recapitalization.

Parent and La Petite have entered into the Credit Agreement, as amended, consisting of the $40 million Term Loan Facility and the $25 million Revolving Credit Facility. Parent and La Petite borrowed the entire $40 million available under the Term Loan Facility in connection with the Recapitalization. The Credit Agreement will terminate on May 11, 2005. The term loan amortizes in an amount equal to $1.0 million per year in fiscal years 2001 through 2003, $7.8 million in fiscal year 2004, and $27.5 million in fiscal year 2005. The term loan is also subject to mandatory prepayment in the event of certain equity or debt issuances or asset sales by the Company or any of its subsidiaries and in amounts equal to specified percentages of excess cash flow (as defined). On January 13, 2001, there was $37.8 million outstanding on the term loan, and $15.0 million outstanding on the Revolving Credit Facility. In addition, La Petite had outstanding letters of credit in an aggregate amount equal to $4.0 million, and $6.0 million was available for working capital purposes under the Revolving Credit Facility. The Company's Credit Agreement, senior notes and preferred stock contain certain covenants that limit the ability of the Company to incur additional indebtedness or pay cash dividends or certain other restricted payments. As of January 13, 2001, the Company was in compliance with the foregoing covenants.

On December 15, 1999, LPA acquired an additional $15.0 million of redeemable preferred stock in the Parent and received warrants to purchase an additional 3.0% of the Parent's outstanding common stock on a fully diluted basis. The proceeds of that investment were contributed to La Petite as common equity. In connection with such purchase and contribution, the banks waived their right under the Credit Agreement to require that such proceeds be used to repay amounts outstanding under the Credit Agreement. The proceeds of such equity contribution were used to repay borrowings under the revolving credit facility that were incurred to finance the Bright Start acquisition.

Cash flows used for operating activities were $3.3 million during the 28 weeks ended January 13, 2001 as compared to cash flows used for operating activities of $6.8 million during the same period in fiscal year 2000. The $3.5 million increase in operating cash flow is principally due to a $5.7 million change in short-term sale leaseback construction funding, a $1.0 million decrease in net loss, offset by a $1.5 million increase in accounts receivable and a $1.8 million reduction in accounts payable and other current liabilities.

Cash flows used for investing activities were $7.1 million during the 28 weeks ended January 13, 2001 as compared to cash flows used of $4.0 million during the 28 weeks ended January 15, 2000. The $3.1 million increase in cash flows used for investing activities was principally due a decrease of $23.0 million in proceeds from new school sale lease-backs, an increase of $2.8 million of maintenance capital expenditures, offset by reduced capital expenditures of $12.4 million for new school development and the $10.3 million net payment for the Bright Start acquisition in the prior year.

Cash flows from financing activities were $10.1 million during the 28 weeks ended January 13, 2001 compared to cash flows from financing activities of $10.3 million during the same period of fiscal year 2000. The $0.2 million decrease in cash flows from financing activities was principally due to the issuance of $15.0 million of additional preferred stock in the prior year, a $3.9 million increase in restricted cash investments offset by a $14.0 million increase in borrowings on the revolver, a $1.9 million reduction in long term debt and capital lease obligations and a $2.8 million decrease in bank overdrafts related to the timing of monthly expense payments. Restricted cash investments represents cash deposited in escrow accounts to be utilized for the expected claim payout under the Company's workers compensation insurance coverage.

The cost to open a new school ranges from $1.0 million to $1.5 million, of which approximately 85% is typically financed through a sale and leaseback transaction. Alternatively, the school may be constructed on a build to suit basis, which reduces the working capital requirements during the construction process. The Company intends to explore other efficient real estate financing transactions in the future as needed. As of January 13, 2001, the Company had $2.0 million invested in new school development in excess of amounts received from sale and leaseback transactions.

Purchasers of schools in sale and leaseback transactions have included insurance companies, bank trust departments, pension funds, real estate investment trusts and individuals. The leases are operating leases and generally have terms of 15 to 20 years with one or two five-year renewal options. Most of these transactions are structured with an annual rental designed to provide the owner/lessor with a fixed cash return on their capitalized cost over the term of the lease. In addition, many of the Company's leases provide for contingent rentals if the school's operating revenue exceeds certain levels. Although the Company expects sale and leaseback transactions to continue to finance its expansion, no assurance can be given that such funding will always be available.

Total capital expenditures for the 28 weeks ended January 13, 2001 and January 15, 2000, exclusive of the Bright Start acquisition, were $7.3 million, and $16.9 million, respectively. The Company views all capital expenditures, other than those incurred in connection with the development of new schools, to be maintenance capital expenditures. Maintenance capital expenditures for the 28 weeks ended January 13, 2001 and January 15, 2000 were $7.2 million and $4.4 million, respectively.

In addition to maintenance capital expenditures, the Company expends additional funds to ensure that its facilities are in good working condition. Such funds are expensed in the periods in which they are incurred. The amounts of such expenses for the 28 weeks ended January 13, 2001 and January 15, 2000, were $6.6 million, and $6.2 million, respectively.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Current indebtedness consists of senior notes in the aggregate principal amount of $145 million, the term loan under the Credit Agreement in the aggregate principal amount of $37.8 million and the Revolving Credit facility under the Credit Agreement providing for revolving loans in an aggregate principal amount (including swingline loans and the aggregate stated amount of letters of credit) of $19.0 million at January 13, 2001.

Borrowings under the senior notes bear interest at 10% per annum. Borrowings under the Credit Agreement bear interest at a rate per annum equal (at the Company's option) to: (a) an adjusted London inter-bank offered rate ("LIBOR") plus a percentage based on the Company's financial performance; or (b) a rate equal to the higher of The Chase Manhattan Bank's published prime rate, a certificate of deposit rate plus 1% or the federal funds effective rate plus 1/2 of 1%, plus, in each case, a percentage based on the Company's financial performance. The borrowing margins applicable to the Credit Agreement are currently 3.25% for LIBOR loans and 2.25% for ABR loans. The senior notes will mature in May 2008 and the Credit Agreement will mature in May 2005. The term loan will amortize in an amount equal to $1.0 million per year in fiscal years 2001 through 2003, $7.8 million in fiscal year 2004, and $27.5 million in fiscal year 2005. The term loan is also subject to mandatory prepayment in the event of certain equity or debt issuances or asset sales by the Company or any of its subsidiaries and in amounts equal to a specified percentage of excess cash flow (as defined).

To reduce the impact of interest rate changes on the term loan, the Company entered into interest rate collar agreements during the second quarter of fiscal year 1999. The collar agreements cover the LIBOR interest rate portion of the term loan, effectively setting maximum and minimum interest rates of 9.5% and 7.9%.

To reduce interest expense on the $145 million senior notes, the Company entered into an interest rate swap transaction with an imbedded collar during the third quarter of fiscal year 1999. The effect of this transaction is that the fixed rate debt was exchanged for a variable rate arrangement based on LIBOR plus a fixed percentage. The imbedded collar covers the LIBOR portion of variable rate swap, effectively setting maximum and minimum interest rates of 10.9% and 9.2%. On January 11, 2001, the Company entered into an agreement with the counterparty to terminate the interest rate swap on the Senior Notes. The termination agreement requires the Company to pay the counterparty $575,000 on February 28, 2001. Such amount has been recorded as a liability at January 13, 2001.

There were no initial costs associated with either the swap or the interest rate collar agreements as the floor and ceiling cap rates were priced to offset each other. Any differential paid or received based on the swap/collar agreements are recognized as an adjustment to interest expense. As of January 13, 2001, the notional value of such derivatives was $37.8 million. A 1% change in an applicable index rate, after giving effect to the interest rate collars and swap agreement, would have no impact on annual earnings as a result of the Company currently paying the maximum rates in the agreements. As a result of adopting SFAS No. 133, the Company has recorded a charge related to these derivatives as a cumulative effect of a change in accounting principle in the Statement of Operations (see Note 8 to the consolidated financial statements).

The Company maintains interest rate swap agreements with imbedded collars on the term loan for the purpose of managing exposure to interest rate fluctuations. Management has elected to record these derivatives at fair value in accordance with the provisions of SFAS No. 133. At January 13, 2001, assets and liabilities related to these agreements in the amounts of $0.1 million and $0.6 million, respectively, were recorded on the balance sheet as other long-term assets and other current liabilities. The change in fair value of these derivatives has been recorded as adjustments to interest rate expense of $2.3 million and $2.2 million for the 12 and 28 weeks ended January 13, 2001, respectively.

                                     ******

PART II - OTHER INFORMATION
--------------------------------------------------------------------------------

ITEM 1.  LEGAL PROCEEDINGS.

The Company has litigation pending which arose in the ordinary course of business. In management's opinion, none of such litigation in which the Company is currently involved will result in liabilities that will have a material adverse effect on its financial condition or results of operations.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

a.  Exhibits required by Item 601 of Regulation S-K:

     1.  Exhibit 27 - Financial Data Schedule

b.   Reports on Form 8-K:

     None

ITEMS 2, 3, 4 AND 5 ARE NOT APPLICABLE AND HAVE BEEN OMITTED.

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    LPA HOLDING CORP.

Dated February 26, 2001               /s/ Jeffrey J. Fletcher
                                    --------------------------------------
                                    By:  Jeffrey J. Fletcher

                                    Chief Financial Officer and duly authorized representative of the registrant

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    LA PETITE ACADEMY, INC.

Dated February 26, 2001               /s/ Jeffrey J. Fletcher
                                    --------------------------------------
                                    By:  Jeffrey J. Fletcher

                                    Chief Financial Officer and duly authorized representative of the registrant

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    LPA SERVICES, INC.

Dated February 26, 2001               /s/ Jeffrey J. Fletcher
                                    --------------------------------------
                                    By:  Jeffrey J. Fletcher

                                    Chief Financial Officer and duly authorized representative of the registrant

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    BRIGHT START, INC.

Dated February 26, 2001               /s/ Jeffrey J. Fletcher
                                    --------------------------------------
                                    By:  Jeffrey J. Fletcher

                                    Chief Financial Officer and duly authorized representative of the registrant

                                    FORM 10-Q

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


     For the Quarterly                      Commission File No. 333-56239-01
Period Ended October 21, 2000


                                LPA HOLDING CORP.
             (exact name of registrant as specified in its charter)

                       SEE TABLE OF ADDITIONAL REGISTRANTS


Delaware                                 48-1144353
(state or other jurisdiction of          (I.R.S. employer identification number)
incorporation or organization)


                        8717 WEST 110TH STREET, SUITE 300
                           OVERLAND PARK, KANSAS 66210
              (address of principal executive office and zip code)


                                 (913) 345-1250
              (registrant's telephone number, including area code)



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         Yes   X           No
                              ---               ---


As of December 4, 2000, LPA Holding Corp. had outstanding 564,985 shares of Class A Common Stock (par value, $.01 per share) and 20,000 shares of Class B Common Stock (par value, $.01 per share). As of December 4, 2000, each of the additional registrants had the number of outstanding shares which is shown on the table below.

                             ADDITIONAL REGISTRANTS


                                                                                    Number of Shares
                          Jurisdiction of   Commission          IRS Employer            of Common
Name                       Incorporation    File Number       Identification No.    Stock Outstanding
----                      ---------------   -----------       ------------------    -----------------
La Petite Academy, Inc.   Delaware          333-56239         43-1243221            1,000 shares of Common
                                                                                    Stock (par value, $.01 per share)

LPA Services, Inc.        Delaware          333-56239-02      74-2849053            1,000 shares of Common
                                                                                    Stock (par value, $.01 per share)

Bright Start, Inc.        Minnesota         333-56239-03      41-1694581            100 shares of Common Stock
                                                                                    (par value, $.01 per share)

LPA HOLDING CORP.

INDEX
--------------------------------------------------------------------------------


PART I.  FINANCIAL INFORMATION
                                                                       PAGE
                                                                       ----
ITEM 1.  FINANCIAL STATEMENTS (UNAUDITED):

    Consolidated Balance Sheets                                         4-5

    Consolidated Statements of Operations                                 6

    Consolidated Statements of Cash Flows                                 7

    Notes to Consolidated Financial Statements                         8-11

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS                        12-15

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK      16


PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS                                               17

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS                       17

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES                                 17

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS             17

ITEM 5.  OTHER INFORMATION                                               17

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K                                17


SIGNATURES                                                            18-21

PART I - FINANCIAL INFORMATION
ITEM 1.  FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


LPA HOLDING CORP.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
OCTOBER 21, 2000 AND JULY 1, 2000
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
--------------------------------------------------------------------------------


ASSETS                                               OCTOBER 21,       JULY 1,
                                                        2000            2000

Current assets:
  Cash and cash equivalents                           $  3,174        $  4,008
  Restricted cash investments                            4,826             837
  Accounts and notes receivable, net                     8,950           7,462
  Prepaid food and supplies                              6,775           7,127
  Other prepaid expenses                                 3,350           5,324
  Refundable income taxes                                   91             109
  Deferred income taxes                                    950             950
                                                      --------        --------
    Total current assets                                28,116          25,817

Property and equipment, at cost:
  Land                                                   5,886           5,886
  Buildings and leasehold improvements                  81,008          79,568
  Equipment                                             24,012          23,780
  Facilities under construction                          2,041           2,041
                                                      --------        --------
                                                       112,947         111,275
  Less accumulated depreciation                         58,603          54,842
                                                      --------        --------
    Net property and equipment                          54,344          56,433

Other assets (Note 3)                                   68,168          69,159
Deferred income taxes                                   17,149          14,238
                                                      --------        --------
                                                      $167,777        $165,647
                                                      ========        ========


                                                                     (continued)

LPA HOLDING CORP.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
OCTOBER 21, 2000 AND JULY 1, 2000
(In thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' DEFICIT                                                OCTOBER 21,      JULY 1,
                                                                                        2000           2000
Current liabilities:
    Overdrafts due banks                                                              $   3,959      $   4,756
    Accounts payable                                                                      4,353          8,273
    Current reserve for closed schools                                                    3,218          3,268
    Current maturities of long-term debt and capital lease obligations                    1,537          1,897
    Accrued salaries, wages and other payroll costs                                      14,307         14,212
    Accrued insurance liabilities                                                         2,568          2,586
    Accrued property and sales taxes                                                      4,365          3,490
    Accrued interest payable                                                              8,071          2,568
    Other current liabilities                                                             3,609          5,556
                                                                                      ---------      ---------
       Total current liabilities                                                         45,987         46,606

Long-term debt and capital lease obligations (Note 4)                                   188,034        182,319
Other long-term liabilities (Note 5)                                                     15,063         13,061

Series A 12% redeemable preferred stock ($.01 par value per share);
    45,000 shares authorized, issued and outstanding at aggregate liquidation preference of $1,245.516 as of October 21, 2000, and $1,211.291 as of July 1,
    2000                                                                                 49,584         47,314

Stockholders' deficit:
    Class A common stock ($.01 par value per share); 950,000 shares authorized and 564,985 shares issued and outstanding as of October 21, 2000 and July 1,
    2000                                                                                      6              6

    Class B common stock ($.01 par value per share); 20,000 shares authorized, issued and outstanding as of October 21, 2000 and July 1, 2000

    Common stock warrants                                                                 8,596          8,596

    Accumulated deficit                                                                (139,493)      (132,255)
                                                                                      ---------      ---------
       Total stockholders' deficit                                                     (130,891)      (123,653)
                                                                                      ---------      ---------
                                                                                      $ 167,777      $ 165,647
                                                                                      =========      =========



See notes to consolidated financial statements.

                                                                     (concluded)

LPA HOLDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
SIXTEEN WEEKS ENDED OCTOBER 21, 2000 AND OCTOBER 23, 1999
(In thousands of dollars)
--------------------------------------------------------------------------------

                                                  OCTOBER 21,      OCTOBER 23,
                                                     2000              1999

Operating revenue                                 $ 114,274          $ 108,534

Operating expenses:
   Salaries, wages and benefits                      65,011             60,110
   Facility lease expense                            13,689             14,041
   Depreciation                                       3,926              4,246
   Amortization of goodwill and other
     intangibles                                        872                872
   Other                                             29,007             27,842
                                                  ---------          ---------
                                                    112,505            107,111
                                                  ---------          ---------

Operating income                                      1,769              1,423
                                                  ---------          ---------

Interest expense                                      7,176              6,236
Interest income                                         (28)               (37)
                                                  ---------          ---------

     Net interest costs                               7,148              6,199
                                                  ---------          ---------

Loss before income taxes and cumulative
   effect of change in accounting principle          (5,379)            (4,776)

Benefit for income taxes                             (1,976)            (1,661)
                                                  ---------          ---------

Loss before cumulative effect of a change
   in accounting principle                           (3,403)            (3,115)

Cumulative effect of a change in accounting
   principle, net of taxes of $1,069 (Note 9)        (1,565)
                                                  ---------          ---------
Net Loss                                          $  (4,968)         $  (3,115)
                                                  =========          =========


See notes to consolidated financial statements

LPA HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
SIXTEEN WEEKS ENDED OCTOBER 21, 2000 AND OCTOBER 23,1999
(In thousands of dollars)
--------------------------------------------------------------------------------


                                                                              OCTOBER     OCTOBER
                                                                              21, 2000    23, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                    (4,968)     (3,115)
   Adjustments to reconcile net loss to net cash from (used for)
     operating activities:
     Cumulative effect of change in accounting principle                        2,634
     Depreciation and amortization                                              5,140       5,409
     Deferred income taxes                                                     (2,911)     (1,661)
     Changes in assets and liabilities:
        Accounts and notes receivable                                          (1,361)     (2,468)
        Prepaid expenses and supplies                                           2,326       2,266
        Accrued property and sales taxes                                          875       1,153
        Accrued interest payable                                                5,503       4,507
        Accounts payable and other accrued liabilities                         (5,639)     (4,787)
        Other changes in assets and liabilities, net                           (1,264)     (2,187)
                                                                               ------      ------
           Net cash from (used for) operating activities                          335        (883)
                                                                               ------      ------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of Bright Start, net of cash acquired                                     ( 10,020)
   Capital expenditures                                                        (1,920)   ( 15,186)
   Proceeds from sale of assets                                                   183      22,390
                                                                               ------      ------
           Net cash used for investing activities                              (1,737)     (2,816)
                                                                               ------      ------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of long-term debt and capital lease obligations                     (645)     (2,589)
   Borrowings under the Revolving Credit Agreement                              6,000      10,000
   Reduction in bank overdrafts                                                  (797)     (3,647)
   Decrease (increase) in restricted cash investments                          (3,990)        244
                                                                               ------      ------
           Net cash from financing activities                                     568       4,008
                                                                               ------      ------

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                                   (834)        309
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                4,008       4,572
                                                                               ------      ------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                      3,174       4,881
                                                                               ======      ======
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the period for:
     Interest (net of amounts capitalized)                                      1,332       1,485
     Income taxes                                                                  94          43
   Cash received during the period for:
     Interest                                                                      33          34
     Income taxes                                                                  19           7
NON-CASH INVESTING AND FINANCING ACTIVITIES
   Capital lease obligations of $34 were incurred during the 16 weeks ended
    October 23, 1999, when the Company entered into leases for new computer equipment


See notes to consolidated financial statements.

LPA HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

1.   ORGANIZATION AND MERGER

     Vestar/LPA Investment Corp. (Parent), a privately-held Delaware corporation, was formed in 1993 for the purpose of holding the capital stock of La Petite Holdings Corp. (Holdings), a Delaware corporation. Holdings, which has no independent assets or operations, was formed in 1993 for the purpose of holding the capital stock of La Petite Acquisition Corp. (Acquisition). On July 23, 1993, as a result of a series of transactions, Holdings acquired all the outstanding shares of common stock, par value $.01 (the Common Stock), of La Petite Academy, Inc., a Delaware corporation (La Petite). The transaction was accounted for as a purchase and the excess of purchase price over the net assets acquired is being amortized over 30 years. On May 31, 1997, Holdings was merged with and into La Petite with La Petite as the surviving corporation. On August 28, 1997, LPA Services, Inc. (Services), a wholly owned subsidiary of La Petite, was incorporated. Services provides third party administrative services on insurance claims to La Petite.

     On March 17, 1998, LPA Investment LLC (LPA), a Delaware limited liability company owned by an affiliate of Chase Capital Partners (CCP) and by an entity controlled by Robert E. King, a director of La Petite, and Parent, which was renamed LPA Holding Corp., entered into an Agreement and Plan of Merger pursuant to which a wholly owned subsidiary of LPA was merged into Parent (the Recapitalization). In the Recapitalization, all of the then outstanding shares of preferred stock and common stock of Parent (other than the shares of common stock retained by Vestar/LPT Limited Partnership and management of La Petite) owned by the existing stockholders of Parent (the Existing Stockholders) were converted into cash. As part of the Recapitalization, LPA purchased $72.5 million (less the value of options retained by management) of common stock of the Parent and $30 million of redeemable preferred stock of Parent (collectively, the Equity Investment). In addition, in connection with the purchase of preferred stock of Parent, LPA received warrants to purchase up to 6.0% of Parent's common stock on a fully diluted basis. The Recapitalization was completed May 11, 1998.

     On July 21, 1999, La Petite acquired all the outstanding shares of Bright Start, Inc. ("Bright Start"). See note 7 to the consolidated financial statements.

     On December 15, 1999, LPA acquired an additional $15.0 million of Parent's redeemable preferred stock and received warrants to purchase an additional 3% of Parent's common stock on a fully-diluted basis. The $15.0 million proceeds received by Parent was contributed to La Petite as common equity. As a result of the recapitalization and additional purchase of preferred stock and warrants, LPA beneficially owns 81.3% of the common stock of Parent on a fully diluted basis and $45 million of redeemable preferred stock of Parent. An affiliate of CCP owns a majority of the economic interests of LPA and an entity controlled by Robert E. King owns a majority of the voting interests of LPA.

     Parent, consolidated with La Petite, Bright Start and Services, is referred to herein as the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report of the Company on Form 10-K for the fiscal year ended July 1, 2000.

     The Company utilizes a 52 or 53-week fiscal year ending on the first Saturday in July composed of 13 four-week periods. The first quarter contains four such periods or 16 weeks and each remaining quarter contains 3 periods or 12 weeks.

     The consolidated financial statements include the accounts of Parent and its wholly-owned subsidiary, La Petite and its wholly-owned subsidiaries Services and Bright Start after elimination of all significant inter-company accounts and transactions.

     The information included in these interim consolidated financial statements reflects all normal recurring adjustments which are, in the opinion of management, necessary to fairly state the Company's financial position and the results of its operations for the periods presented. The results for the interim period are not necessarily indicative of the results to be expected for the entire fiscal year.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain reclassifications to prior year amounts have been made in order to conform to the current year presentation.

3.   OTHER ASSETS
     (in thousands of dollars)

                                                       OCTOBER 21, 2000   JULY 1, 2000
                                                       ----------------   ------------
Intangible assets:
Excess purchase price over net assets acquired            $ 74,221          $ 74,221
Curriculum                                                   1,497             1,497
Accumulated amortization                                   (17,402)          (16,533)
                                                          --------          --------
                                                            58,316            59,185

Deferred financing costs                                     8,769             8,769
Accumulated amortization                                    (2,483)           (2,141)
Other assets                                                 3,566             3,346
                                                          --------          --------
                                                          $ 68,168          $ 69,159
                                                          ========          ========


4.   LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS
     (in thousands of dollars)

                                                                 OCTOBER 21, 2000    JULY 1, 2000
                                                                 ----------------    ------------
Senior Notes, 10.0% due May 15, 2008                                  $ 145,000      $ 145,000
Borrowings under credit agreement                                        44,000         38,250
Capital lease obligations                                                   571            966
                                                                      ---------      ---------
                                                                        189,571        184,216
Less current maturities of long-term debt and capital lease
   obligations                                                           (1,537)        (1,897)
                                                                      ---------      ---------
                                                                      $ 188,034      $ 182,319
                                                                      =========      =========

5.   OTHER LONG-TERM LIABILITIES
     (in thousands of dollars)


                                              OCTOBER 21, 2000    JULY 1, 2000
                                              ----------------    ------------
Derivative instruments                               $ 3,177
Unfavorable lease, net of accumulated
 amortization                                          3,533            $ 3,973
Non-current reserve for closed schools                 4,380              5,295
Long-term insurance liabilities                        3,973              3,793
                                                     -------            -------
                                                     $15,063            $13,061
                                                     =======            =======


6.   COMMITMENTS AND CONTINGENCIES

     The Company has litigation pending which arose in the ordinary course of business. Litigation is subject to many uncertainties and the outcome of the individual matters is not presently determinable. It is management's opinion that this litigation will not result in liabilities that would have a material adverse effect on the Company's financial position or results of operation.

7.   ACQUISITIONS

     On July 21, 1999, the Company acquired all the outstanding shares of Bright Start for $9.3 million in cash and assumed approximately $2.0 million in debt. At the time of the acquisition, Bright Start operated 43 preschools in the states of Minnesota, Wisconsin, Nevada, and New Mexico with one new school under construction. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to the fair value of net assets acquired and resulted in an allocation to goodwill of $10.1 million which is being amortized on a straight-line basis over 20 years. The Company's financial statements reflect the results of operations of Bright Start during the periods subsequent to July 21, 1999.

8.   RESTRUCTURING CHARGE

     In the third quarter of 2000, management committed to a plan to close certain Academies located in areas where the demographic conditions no longer support an economically viable operation and to restructure its operating management to better serve the remaining Academies. Accordingly, the Company recorded a $7.5 million restructuring charge ($4.5 million after tax) to provide for costs associated with the Academy closures and restructuring of 49 Academies. The charge consisted principally of $5.9 million for the present value of rent, real estate taxes, common area maintenance charges and utilities, net of anticipated sublease income, and $1.1 million for the write-down of fixed assets to fair market value. At October 21, 2000, the Company had an accrual for the closing of these Academies of $5.5 million. As of October 21, 2000, 43 schools have been closed and management plans to address the closing of the remaining six schools by the end of fiscal year 2001.

9.   NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS 137 and
     138), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The new Standard became effective for the Company beginning in the first quarter of fiscal year 2001. The impact of adopting this Statement resulted in a net cumulative transition loss of $2.6 million ($1.6 million, net of taxes) which was recorded as a cumulative effect of change in accounting principle as of July 2, 2000.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which will be adopted by the Company during the fourth quarter of the Company's fiscal year 2001. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the unaudited consolidated financial statements and the related notes thereto included elsewhere in this document.

Historically, the Company's operating revenue has followed the seasonality of the school year. The number of new children attending La Petite's educational facilities (the schools) is highest in September-October and January-February, generally referred to as the Fall and Winter enrollment periods. Revenues tend to decline during the calendar year-end holiday period and during the Summer. As a result of this seasonality, results for one quarter are not necessarily indicative of results for an entire year.

Between October 23, 1999 and the end of the first quarter of fiscal year 2001, the Company opened one school and closed 43 schools. As a result, the Company operated 749 schools at the end of the first quarter of fiscal year 2001. The closures resulted from management's decision to close certain schools located in areas where the demographic conditions no longer supported an economically viable operation.

New schools, as defined by the Company, are schools open less than two years at the start of the current fiscal year. The Company's operating results for the 16 weeks ended October 21, 2000 includes pre-opening costs and operating losses associated with 28 new schools. Pre-opening costs cover all activities associated with preparing a new school for opening other than capital development cost. Pre-opening costs, which are included in other operating costs, were $0.6 million for the 16 weeks ended October 23, 1999 compared to none in the 16 weeks ended October 21, 2000. New schools typically generate operating losses during the first twelve to eighteen months of operation, until the schools achieve normalized occupancies. Included in operating income and EBITDA are new schools operating losses of $0.4 million and $0.4 million for the 16 weeks ended October 21, 2000 and $0.7 million and $0.6 million for the 16 weeks ended October 23, 1999.

Full-time equivalent (FTE) attendance, as defined by the Company, is not a measure of the absolute number of students attending the Company's schools, but rather is an approximation of the full-time equivalent number of students in attendance based on Company estimates and weighted averages. For example, a student attending full-time is equivalent to one FTE, while a student attending only one-half of each day is equivalent to 0.5 FTE.

The Company's operating results for the comparative 16 weeks ended October 21, 2000 and October 23, 1999 were as follows:


                                     OCTOBER 21,   PERCENT OF      OCTOBER 23,      PERCENT OF
                                        2000        REVENUE            1999          REVENUE
Operating revenue                     $114,274       100.0%         $108,534          100.0%

Operating expenses:
   Salaries, wages and benefits         65,011        56.9            60,110           55.4
   Facility lease payments              13,689        12.0            14,041           12.9
   Depreciation                          3,926         3.4             4,246            3.9
   Amortization of goodwill
      and other intangibles                872         0.8               872            0.8
   Other                                29,007        25.4            27,842           25.7
                                      --------       -----          --------          -----
Total operating expenses               112,505        98.5           107,111           98.7
                                      --------       -----          --------          -----

Operating income                      $  1,769         1.5%         $  1,423            1.3%
                                      ========       =====          ========          =====

EBITDA                                $  6,567         5.7%         $  6,541            6.0%
                                      ========       =====          ========          =====

Operating revenue increased $5.7 million or 5.3% during the 16 weeks ended October 21, 2000, as compared to the corresponding period of fiscal 2000. The increase in operating revenue includes $6.8 million of incremental revenue from established schools, $2.9 million of incremental revenue from new schools, most of which were opened late in the 1999 year or early in the 2000 year, offset by $4.0 million of reduced revenue from closed schools.

Tuition revenue increased 5.2% during the 16 weeks ended October 21, 2000, as compared to the corresponding periods of fiscal 2000. The increase in tuition reflects a decrease in full time equivalent (FTE) attendance of 4.7% and an increase of the average weekly FTE tuition rates of 9.9%. The decrease in FTE attendance is principally due to a 2.3% decline at our established schools, a 4.2% decline due to closed schools offset by a 1.9% increase at new schools. The decline in our established schools is principally in our school age classrooms. The increase in average weekly FTE tuition rates was principally due to selective price increases that were put into place in February 2000 and September 2000, based on geographic market conditions and class capacity utilization.

Salaries, wages, and benefits increased $4.9 million or 8.2% during the 16 weeks ended October 21, 2000, as compared to the corresponding period of fiscal 2000. As a percentage of revenue, labor costs were 56.9% for the 16 weeks ended October 21, 2000 as compared to 55.4% for the 16 weeks ended October 23, 1999. The increase in salaries, wages, and benefits includes incremental labor costs at established schools of $5.0 million, incremental labor costs at new schools of $1.4 million, increased field management and corporate administration labor costs of $0.5 million, increased benefit costs of $0.8 million, offset by reduced incremental labor costs at closed schools of $2.8 million.

The increase in labor costs at established schools was mainly due to a 7.7% increase in average hourly wage rates and a 2.6% increase in labor hours during the 16 weeks ended October 21, 2000 over the prior year. New schools, which remain in the start up stage, experience higher labor costs relative to revenue as compared to established schools.

Facility lease expense decreased $0.4 million or 2.5% during the 16 weeks ended October 21, 2000 as compared to the prior year. The decrease in facility lease was mainly due to the closings that occurred in late fiscal year 2000.

Depreciation expense decreased $0.3 million or 7.5% during the 16 weeks ended October 21, 2000 as compared to the prior year. The decrease in depreciation was mainly due to the closings that occurred in late fiscal year 2000.

Amortization of goodwill and other intangibles did not change during the 16 weeks ended October 21, 2000 as compared to the prior year.

Other operating expenses increased $1.2 million or 4.2% during the 16 weeks ended October 21, 2000 as compared to the prior year. The increase was primarily due to unusual, non-recurring credits to prior year expense including a $1.1 million actuarial insurance reserve adjustment and a $0.9 million gain on vehicle asset sales. In addition, there were reduced current year supplies and pre-opening costs. Other operating costs include repairs and maintenance, utilities, telephone, insurance, marketing, real estate taxes, food, supplies, transportation, pre-opening costs and miscellaneous. As a percentage of revenue, other operating costs decreased to 25.4% in the 16 weeks ended October 21, 2000 as compared to 25.7% during the 16 weeks ended October 23, 1999.

As a result of the foregoing, the Company had operating income of $1.8 million during the 16 weeks ended October 21, 2000 as compared to operating income of $1.4 million during the 16 weeks ended October 23, 1999. Adjusted earnings before non-cash restructuring charge, interest, taxes, depreciation and amortization (EBITDA) was $6.6 and $6.5 million for the 16 weeks ended October 21, 2000 and October 23, 1999, respectively.

Net interest expense increased $0.9 million for the 16 weeks ended October 21, 2000 as compared to the prior year. The increase was mainly due to higher interest rates and interest incurred on the closed reserves.

After adding back to pre-tax income permanent differences, the effective income tax rate for the 16 weeks ended October 21, 2000 was approximately 43% before cumulative effect of change in accounting principle, as compared to 41% for the 16 weeks ended October 23, 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are from cash flows generated by operations, borrowings under the revolving credit facility under the Credit Agreement, and sale and leaseback financing for newly constructed schools. The Company's principal uses of liquidity are to meet its debt service requirements, finance its capital expenditures and provide working capital. The Company incurred substantial indebtedness in connection with the Recapitalization.

Parent and La Petite have entered into the Credit Agreement, as amended, consisting of the $40 million Term Loan Facility and the $25 million Revolving Credit Facility. Parent and La Petite borrowed the entire $40 million available under the Term Loan Facility in connection with the Recapitalization. The borrowings under the Credit Agreement, together with the proceeds from the sale of the Senior Notes and the Equity Investment, were used to consummate the Recapitalization and to pay the related fees and expenses.

The Credit Agreement will terminate on May 11, 2005. The term loan amortizes in an amount equal to $1.0 million per year in fiscal years 2001 through 2003, $7.8 million in fiscal year 2004, and $27.5 million in fiscal year 2005. The term loan is also subject to mandatory prepayment in the event of certain equity or debt issuances or asset sales by the Company or any of its subsidiaries and in amounts equal to specified percentages of excess cash flow (as defined). On October 21, 2000, there was $38.0 million outstanding on the term loan, and $6.0 million outstanding on the Revolving Credit Facility. In addition, La Petite had outstanding letters of credit in an aggregate amount equal to $4.0 million, and $15.0 million was available for working capital purposes under the Revolving Credit Facility. The Company's Credit Agreement, senior notes and preferred stock contain certain covenants that limit the ability of the Company to incur additional indebtedness or pay cash dividends or certain other restricted payments. As of October 21, 2000, the Company was in compliance with the foregoing covenants.

On July 21, 1999, the Company acquired all the outstanding shares of Bright Start for $9.3 million in cash and assumed approximately $2.0 million in debt. Bright Start operated 43 preschools in the states of Minnesota, Wisconsin, Nevada, and New Mexico (see note 7 to the consolidated financial statements).

On December 15, 1999, LPA acquired an additional $15.0 million of redeemable preferred stock in the Parent and received warrants to purchase an additional 3.0% of the Parent's outstanding common stock on a fully diluted basis. The proceeds of that investment were contributed to La Petite as common equity. In connection with such purchase and contribution, the banks waived their right under the Credit Agreement to require that such proceeds be used to repay amounts outstanding under the Credit Agreement. The proceeds of such equity contribution were used to repay borrowings under the revolving credit facility that were incurred to finance the Bright Start acquisition.

Cash flows from operating activities were $0.3 million during the 16 weeks ended October 21, 2000 as compared to cash flows used for operating activities of $0.9 million during the 16 weeks ended October 23, 1999. The $1.2 million increase in cash flows from operations was mainly due to an $8.8 million change in short-term sale leaseback construction funding, a $2.6 million non-cash adjustment for the change in accounting principle, a $1.4 million change in the insurance reserves and a $1.0 million increase in accrued interest; this was offset by a $6.3 million decrease in accounts payable, a $2.8 million reduction in other payables, a $1.9 million increase in net loss and a $1.3 million change in deferred taxes.

Cash flows used for investing activities were $1.7 million during the 16 weeks ended October 21, 2000 as compared to cash flows used of $2.8 million during the 16 weeks ended October 23, 1999. The $1.1 million decrease in cash flows used for investing activities was principally due to reduced capital expenditures of $11.6 million for new school development, $10.0 million for the Bright Start acquisition, and $1.7 million of maintenance expenditures, offset by a decrease of $22.2 million in proceeds from new school sale lease-backs.

Cash flows from financing activities were $0.6 million during the 16 weeks ended October 21, 2000 compared to cash flows from financing activities of $4.0 million during the 16 weeks ended October 23, 1999. The $3.4 million decrease in cash flows from financing activities was principally due to $4.2 million increase in restricted cash investments and a $2.1 million decrease in net borrowings offset by a $2.9 million decrease in bank overdrafts related to the timing of monthly expense payments. Restricted cash investments represents cash deposited in escrow accounts to be utilized for the expected claim payout under the Company's workers compensation insurance coverage.

The cost to open a new school ranges from $1.0 million to $1.5 million, of which approximately 85% is typically financed through a sale and leaseback transaction. Alternatively, the school may be constructed on a build to suit basis, which reduces the working capital requirements during the construction process. In addition, the Company intends to explore other efficient real estate financing transactions in the future. As of October 21, 2000, the Company had $2.0 million invested in new school development in excess of amounts received from sale and leaseback transactions.

Purchasers of schools in sale and leaseback transactions have included insurance companies, bank trust departments, pension funds, real estate investment trusts and individuals. The leases are operating leases and generally have terms of 15 to 20 years with one or two five-year renewal options. Most of these transactions are structured with an annual rental designed to provide the owner/lessor with a fixed cash return on their capitalized cost over the term of the lease. In addition, many of the Company's leases provide for contingent rentals if the school's operating revenue exceeds certain levels. Although the Company expects sale and leaseback transactions to continue to finance its expansion, no assurance can be given that such funding will always be available.

Total capital expenditures for the 16 weeks ended October 21, 2000 and October 23, 1999, exclusive of the Bright Start acquisition, were $1.9 million, and $15.2 million, respectively. The Company views all capital expenditures, other than those incurred in connection with the development of new schools, to be maintenance capital expenditures. Maintenance capital expenditures for the 16 weeks ended October 21, 2000 and October 23, 1999 were $1.9 million and $3.5 million, respectively.

In addition to maintenance capital expenditures, the Company expends additional funds to ensure that its facilities are in good working condition. Such funds are expensed in the periods in which they are incurred. The amounts of such expenses for the 16 weeks ended October 21, 2000 and October 23, 1999 were $4.0 million, and $3.7 million, respectively.


INFLATION AND GENERAL ECONOMIC CONDITIONS

During the past three years (a period of low inflation), the Company implemented selective increases in tuition rates, based on geographic market conditions and class capacity utilization. During the 16 weeks ended October 21, 2000, the Company experienced inflationary pressures on average wage rates, as hourly rates increased approximately 8%. Management believes this is occurring industry wide and there is no assurance that such wage rate increases can be recovered through future increases in tuition. A sustained recession with high unemployment may have a material adverse effect on the Company's operations.


NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS 137 and
138), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The new Standard became effective for the Company beginning in the first quarter of fiscal year 2001. The impact of adopting this Statement resulted in a net cumulative transition loss of $2.6 million ($1.6 million, net of taxes) which was recorded as a cumulative effect of change in accounting principle as of July 2, 2000.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which will be adopted by the Company during the fourth quarter of the Company's fiscal year 2001. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Current indebtedness consists of senior notes in the aggregate principal amount of $145 million, the term loan under the Credit Agreement in the aggregate principal amount of $38.0 million at October 21, 2000 and the Revolving Credit facility under the Credit Agreement providing for revolving loans in an aggregate principal amount (including swingline loans and the aggregate stated amount of letters of credit) of $6.0 million. Borrowings under the senior notes bear interest at 10% per annum. Borrowings under the Credit Agreement bear interest at a rate per annum equal (at the Company's option) to: (a) an adjusted London inter-bank offered rate ("LIBOR") plus a percentage based on the Company's financial performance; or (b) a rate equal to the higher of The Chase Manhattan Bank's published prime rate, a certificate of deposit rate plus 1% or the federal funds effective rate plus 1/2 of 1%, plus, in each case, a percentage based on the Company's financial performance. The borrowing margins applicable to the Credit Agreement are currently 3.25% for LIBOR loans and 2.25% for ABR loans. The senior notes will mature in May 2008 and the Credit Agreement will mature in May 2005. The term loan will amortize in an amount equal to $1.0 million per year in fiscal years 2001 through 2003, $7.8 million in fiscal year 2004, and $27.5 million in fiscal year 2005. The term loan is also subject to mandatory prepayment in the event of certain equity or debt issuances or asset sales by the Company or any of its subsidiaries and in amounts equal to a specified percentage of excess cash flow (as defined).

To reduce the impact of interest rate changes on the term loan, the Company entered into interest rate collar agreements during the second quarter of fiscal year 1999. The collar agreements cover the LIBOR interest rate portion of the term loan interest rate, effectively setting maximum and minimum interest rates of 9.5% and 7.9%.

To reduce interest expense on the $145 million senior notes, the Company entered into an interest rate swap transaction with an imbedded collar during the third quarter of fiscal year 1999. The effect of this transaction is that the fixed rate debt was exchanged for a variable rate arrangement based on LIBOR plus a fixed percentage. The imbedded collar covers the LIBOR portion of variable rate swap, effectively setting maximum and minimum interest rates of 10.9% and 9.2%.

There were no initial costs associated with either the swap or the interest rate collar agreements as the floor and ceiling cap rates were priced to offset each other. Any differential paid or received based on the swap/collar agreements are recognized as an adjustment to interest expense. As of October 21, 2000, the notional value of such derivatives was $183.0 million. As a result of adopting SFAS No. 133, the Company has recorded a charge related to these derivatives as a cumulative effect of a change in accounting principle in the Statement of Operations (see Note 9 to the consolidated financial statements).

                                     ******

PART II - OTHER INFORMATION
--------------------------------------------------------------------------------

ITEM 1.  LEGAL PROCEEDINGS.

The Company has litigation pending which arose in the ordinary course of business. In management's opinion, none of such litigation in which the Company is currently involved will result in liabilities that will have a material adverse effect on its financial condition or results of operations.


ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS.

Not applicable.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES.

Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

ITEM 5.  OTHER INFORMATION.

None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

a.       Exhibits required by Item 601 of Regulation S-K:

         1.  Exhibit 27 - Financial Data Schedule

b.       Reports on Form 8-K:

         None

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              LPA HOLDING CORP.

Dated December 4, 2000                        /s/ Jeffrey J. Fletcher
                                              ----------------------------------
                                              By:  Jeffrey J. Fletcher

                                              Chief Financial Officer and duly
                                              authorized representative of the
                                              registrant

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              LA PETITE ACADEMY, INC.

Dated December 4, 2000                        /s/ Jeffrey J. Fletcher
                                              ----------------------------------
                                              By:  Jeffrey J. Fletcher

                                              Chief Financial Officer and duly
                                              authorized representative of the
                                              registrant

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              LPA SERVICES, INC.

Dated December 4, 2000                        /s/ Jeffrey J. Fletcher
                                              ----------------------------------
                                              By:  Jeffrey J. Fletcher

                                              Chief Financial Officer and duly
                                              authorized representative of the
                                              registrant

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              BRIGHT START, INC.

Dated December 4, 2000                        /s/ Jeffrey J. Fletcher
                                              ----------------------------------
                                              By:  Jeffrey J. Fletcher

                                              Chief Financial Officer and duly
                                              authorized representative of the
                                              registrant



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